

FY19 Proxy Materials

Notice of Annual Meeting of Stockholders to be held August 6, 2019, and Proxy Statement





June 25, 2019

Dear Stockholders:

You are cordially invited to attend Qorvo's 2019 Annual Meeting of Stockholders, which will be held on Tuesday, August 6, 2019, at 8:00 a.m. Pacific Daylight Time at The Allison Inn, 2525 Allison Lane, Newberg, Oregon 97132. During the Annual Meeting, we will discuss each item of business described in the Notice of Annual Meeting of Stockholders and Proxy Statement.

On or about June 25, 2019, we began mailing to certain stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials, including our 2019 Annual Report, via the Internet. The Notice of Internet Availability of Proxy Materials also contains instructions on how to receive a paper copy of the proxy materials. Stockholders who did not receive the Notice of Internet Availability of Proxy Materials will receive a paper copy of the Notice of Annual Meeting of Stockholders, Proxy Statement, Form of Proxy and 2019 Annual Report, which we also began mailing on or about June 25, 2019. Copies of our Notice of Annual Meeting of Stockholders, Proxy Statement, Form of Proxy and 2019 Annual Report are available at www.proxyvote.com.

Your vote is important to us. It is important that your shares of common stock be represented at the Annual Meeting so that a quorum may be established. Even if you plan to attend the Annual Meeting in person, please read the proxy materials carefully and then vote your proxy as soon as possible. You may vote over the Internet, by telephone or by mailing a completed proxy card. Additional information is provided in the proxy materials. If you attend the Annual Meeting, you may revoke your proxy and vote your shares in person.

Sincerely,

Jeffrey C. Howland
Secretary



QORVO, INC.
7628 THORNDIKE ROAD
GREENSBORO, NORTH CAROLINA 27409-9421

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD AUGUST 6, 2019

Dear Stockholders:

We hereby give notice that the 2019 Annual Meeting of Stockholders of Qorvo, Inc. ("Qorvo") will be held on Tuesday, August 6, 2019, at 8:00 a.m. Pacific Daylight Time at The Allison Inn, 2525 Allison Lane, Newberg, Oregon 97132 for the following purposes:

(1) To elect the nine directors named in the accompanying proxy statement to serve a one-year term and until their respective successors are duly elected and qualified or until their earlier death, resignation or removal.

(2) To approve, on an advisory basis, the compensation of our Named Executive Officers (as defined in the proxy statement).

(3) To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending March 28, 2020.

(4) To transact such other business as may properly come before the meeting.

Under Delaware law, only stockholders of record at the close of business on the record date, which is June 13, 2019, are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.

By Order of the Board of Directors,

Jeffrey C. Howland
Secretary

June 25, 2019

2019 PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all the information that you should consider, and you should read the entire proxy statement carefully before voting.

Annual Meeting of Stockholders

- **Time and Date** 8:00 a.m. Pacific Daylight Time, August 6, 2019
- **Place** The Allison Inn
  2525 Allison Lane
  Newberg, Oregon 97132
- **Record Date** June 13, 2019
- **Voting** Stockholders as of the record date are entitled to vote. Each share of common stock is entitled to one vote for each director nominee and one vote for each of the other proposals.
- **Entry** If you decide to attend the meeting in person, upon your arrival you will need to present valid photo identification and, if you are not a registered holder, present proof of ownership of Qorvo common stock. See page 1 for further instructions.

Meeting Agenda

	Board Vote Recommendation	Page Reference (for more detail)
Election of nine directors	FOR ALL	3
Approval, on an advisory basis, of the compensation of our Named Executive Officers	FOR	50
Ratification of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2020	FOR	52

Transact such other business that properly comes before the meeting

Board Nominees

The following table provides summary information about each director nominee. The nominees receiving a majority of the votes cast at the meeting will be elected as directors.

Name	Age	Director Since	Occupation	Independent	AC	CC	GNC	CDC
Ralph G. Quinsey	63	2015	Chairman of the Board of Qorvo; Secretary and Treasurer of Dry Fly Distilling	X				X
Robert A. Bruggeworth	58	2013	President and CEO of Qorvo					X
Jeffery R. Gardner	59	2015	President and CEO of Brinks Home Security™	X	C		X	
John R. Harding	64	2015	Co-founder, President and CEO of eSilicon Corporation	X	X			X
David H. Y. Ho	60	2015	Chairman and Founder of Kiina Investment Ltd.	X		X		X
Roderick D. Nelson	59	2015	CEO of Geoverse, LLC and Co-founder and Principal of Tritech Sales and Services, LLC	X	X			X
Dr. Walden C. Rhines	72	2015	CEO Emeritus of Mentor, a Siemens Business	X		C	X	
Susan L. Spradley	58	2017	CEO of Motion Intelligence	X		X	X	X
Walter H. Wilkinson, Jr.	73	2015	Founder of Kitty Hawk Capital	X		X	C	

AC	Audit Committee	CDC	Corporate Development Committee
CC	Compensation Committee	C	Committee Chair
GNC	Governance and Nominating Committee		

Advisory Vote on the Compensation of our Named Executive Officers

We are asking our stockholders to approve, on a non-binding, advisory basis, the compensation of our Named Executive Officers. The Board believes that our compensation policies and practices are effective in achieving our goals of paying for financial and operating performance and aligning the interests of our Named Executive Officers with those of our stockholders.

We refer to our CEO, our CFO and our next three most highly compensated executive officers as our Named Executive Officers throughout this proxy statement.

Independent Registered Public Accounting Firm

As a matter of good governance, we are asking our stockholders to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2020.

Fiscal 2019 Executive Compensation Elements

Base salary and short-term incentive compensation opportunities account for approximately 31% of each Named Executive Officer's target total direct compensation, as further described below.

Long-term equity-based compensation, which accounts for approximately 69% of each Named Executive Officer's target total direct compensation, consists of performance-based and service-based restricted stock unit awards as further described below.

Approximately 85% of each Named Executive Officer's target total direct compensation mix is "at-risk" and approximately 58% is tied to performance.

Type	Form	Terms
Base Salary	Cash	Generally eligible for annual increase.
Short-Term Incentive Awards	Cash or equity	Based on attainment of Company performance metrics. Form of payment is determined by Compensation Committee.
Long-Term Equity-Based Incentive Awards	Restricted Stock Units (RSUs)	
	Company Objectives-Based RSUs	Based on achievement of Company performance objectives. Earned at the end of an annual performance period, with 50% vesting at the end of the performance period and the remaining 50% vesting in equal installments over the following two years.
	Service-Based RSUs	Vest in increments of 25% per year over four years.
Other Employee Benefits	Health & Disability Insurance, 401(k) Plan, Employee Stock Purchase Plan & Deferred Compensation Plan	Eligible to participate in the same employee benefit plans generally available to all employees.

Fiscal 2019 Compensation Decisions

Effective as of the start of fiscal 2019, we made the following compensation decisions with respect to our Named Executive Officers:

- We increased the base salaries for each of our Named Executive Officers by between 3% and 5%, with consideration given to competitive market data as well as individual performance and the roles and responsibilities of each Named Executive Officer.

- Based on our financial performance in the first half and second half of fiscal 2019, the Named Executive Officers received short-term incentive awards at 147.7% and 16.4%, respectively, of their fiscal 2019 target percentage based on their base salary paid during the applicable six-month performance period.

- Our Named Executive Officers earned (i) Company Objectives-based RSUs at 115% of the targeted number of units, reflecting the achievement of seven of the ten pre-established Company objectives in full and partial achievement of two of the three remaining objectives, and (ii) Service-Based RSUs in amounts consistent with our equity-based compensation practices.

- For the third and final tranche of a three-year performance-based RSU award opportunity granted in 2017, based upon our total shareholder return, or TSR, the threshold TSR level was not met and therefore no units were earned pursuant to these awards.

We believe our executive compensation program provides a balanced and stable foundation for rewarding our Named Executive Officers for achieving our corporate objectives. Our compensation philosophy emphasizes team effort, which we believe fosters rapid adjustment and adaptation to fast-changing market conditions and helps not only to achieve our short-term and long-term goals, but also to align the interests of our management team with those of Qorvo and our stockholders.

Fiscal 2019 Pay at a Glance

The following table summarizes the compensation of our Named Executive Officers for the fiscal year ended March 30, 2019, as determined by the rules of the Securities and Exchange Commission, or SEC. It is not a substitute for, and should be read together with, the Summary Compensation Table.

Name	Year	Salary ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total Compensation ($)
Robert A. Bruggeworth, President and CEO	2019	826,412	6,015,423	1,133,084	9,820	7,984,739
Mark J. Murphy, CFO	2019	503,364	1,654,237	414,075	9,465	2,581,141
Steven E. Creviston, Corporate VP	2019	493,364	2,005,197	405,912	9,741	2,914,214
James L. Klein, Corporate VP	2019	447,305	1,503,875	366,459	8,417	2,326,056
Paul J. Fego, Corporate VP	2019	282,404	2,328,286	66,358	8,387	2,685,435

2020 Annual Meeting

- Stockholder proposals submitted pursuant to SEC Rule 14a-8 must be received by us no later than February 26, 2020.

- Notice of stockholder proposals outside of SEC Rule 14a-8 submitted pursuant to the advance notice provisions of our bylaws must be delivered to us no earlier than April 8, 2020 and no later than May 8, 2020.

- Notice of stockholder nominations for director pursuant to the proxy access provisions of our bylaws must be delivered to us no earlier than January 27, 2020 and no later than February 26, 2020.



TABLE OF CONTENTS

QORVO, INC.
7628 THORNDIKE ROAD
GREENSBORO, NORTH CAROLINA 27409-9421

PROXY STATEMENT

GENERAL INFORMATION

Solicitation of Proxies

The accompanying proxy, for use at the 2019 Annual Meeting of Stockholders of Qorvo, Inc. (the "Company" or "Qorvo") to be held on Tuesday, August 6, 2019, at 8:00 a.m. Pacific Daylight Time at The Allison Inn, 2525 Allison Lane, Newberg, Oregon, and any adjournment thereof (the "annual meeting" or the "meeting"), is solicited on behalf of the Board of Directors of Qorvo. We are first sending and making available these proxy materials to stockholders on or about June 25, 2019. This solicitation is being made by mail and may also be made in person or by fax, telephone or Internet by our officers or employees. We will pay all expenses incurred in this solicitation. Qorvo will request banks, brokerage houses and other institutions, nominees and fiduciaries to forward the soliciting material to beneficial owners and to obtain authorization for the execution of proxies. We will, upon request, reimburse these parties for their reasonable expenses in forwarding proxy materials to beneficial owners.

**Important Notice Regarding the Availability of Proxy Materials
for the Stockholders Meeting to be held on August 6, 2019:**

**The Notice of Annual Meeting of Stockholders, Proxy Statement, Form of Proxy and 2019 Annual Report to
Stockholders are available at www.proxyvote.com.**

The accompanying proxy is for use at the meeting if a stockholder either will be unable to attend in person or will attend but wishes to vote by proxy. "Registered holders" who have shares registered in the owner's name through our transfer agent may vote by returning a completed proxy card in the enclosed postage-paid envelope. If your shares are held in "street name," that is, shares held in the name of a brokerage firm, bank or other nominee, you may receive a voting instruction form from that institution in lieu of a proxy card. To lower costs, we have instructed these nominees to send a notice of Internet availability of proxy materials to certain beneficial owners. These beneficial owners will have electronic access to our proxy materials but will not receive paper proxy materials unless they request them as provided for in the notice. The notice or voting instruction form will provide information, if applicable, regarding the process for beneficial owners to vote over the Internet, by telephone or by mail. Many banks and brokerage firms participate in the Broadridge Financial Solutions online program, which provides eligible beneficial owners the opportunity to vote over the Internet or by telephone. The Internet and telephone voting facilities will close at 11:59 p.m. Eastern Daylight Time on Monday, August 5, 2019. The Internet and telephone voting procedures are designed to authenticate the stockholder's identity and to allow stockholders to vote their shares and confirm that their instructions have been properly recorded. If a voting instruction form does not reference Internet or telephone voting information, or if the stockholder prefers to vote by mail, please complete and return the paper voting instruction form in the self-addressed, postage-paid envelope provided.

Stockholders who elected to access the proxy statement and annual report electronically over the Internet through an arrangement with their brokerage firm, bank or other nominee should receive an e-mail with information on how to access the stockholder information and voting instructions. Stockholders who vote over the Internet or by telephone need not return a proxy card or voting instruction form by mail, but may incur costs, such as usage charges, from telephone companies or Internet service providers, for which the stockholder is responsible. Registered holders may also vote their shares in person at the annual meeting. To vote shares held in street name in person at the meeting, a proxy issued in the owner's name must be obtained from the record holder (typically the bank, broker or other nominee) and presented at the annual meeting. If you need directions to The Allison Inn so that you can attend the annual meeting and vote in person, please contact Jeffrey C. Howland, our Corporate Secretary, at (336) 664-1233.

If you decide to attend the meeting in person, upon your arrival you will need to present a state or other government-issued photo identification. After confirmation that you are a registered holder of Qorvo common stock as of the record date, you will be allowed to attend our annual meeting. If you are not a registered holder, please be sure that you bring your state or government-issued photo identification as well as either (i) a proxy issued to you in your name by your brokerage firm, bank or other nominee, or (ii) a brokerage statement showing your beneficial ownership of Qorvo common stock as of the record date (and a legal proxy from your brokerage firm, bank or other nominee if you wish to vote your shares at the meeting), to present to the registration desk upon your arrival.

You may revoke your proxy at any time before it is exercised by filing with our Corporate Secretary an instrument revoking it, filing a duly executed proxy bearing a later date (including a proxy given over the Internet or by telephone) or by attending the meeting and electing to vote in person. All shares of our common stock represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. If no specification is made, properly executed and returned proxies will be voted "for" all director nominees, "for" approval, on an advisory basis, of the compensation of our Named Executive Officers and "for" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2020. Management is not aware of any matters, other than those specified herein, that will be presented for action at the annual meeting. If other matters are properly presented at the annual meeting for consideration, the agents named on the proxy card will have the discretion to vote on those matters for you.

The presence in person or by proxy of a majority of the shares of our common stock outstanding on the record date constitutes a quorum for purposes of voting on a particular matter and conducting business at the meeting. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting. Brokers that are members of certain securities exchanges and that hold shares of our common stock in street name on behalf of beneficial owners have authority to vote on certain items when they have not received instructions from beneficial owners. Under applicable securities exchange rules, the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm is considered a "discretionary" item. This means that brokers may vote in their discretion on this matter on behalf of beneficial owners who have not furnished voting instructions. In contrast, certain items are considered "non-discretionary," and a "broker non-vote" occurs when brokers do not receive voting instructions from beneficial owners with respect to such items. Proposals 1 and 2 in this proxy statement are "non-discretionary" items, which means that brokers that have not received voting instructions from beneficial owners with respect to these matters may not vote on these proposals.

Signed proxies that withhold authority or reflect abstentions or broker non-votes will be counted for purposes of determining whether a quorum is present. Assuming the existence of a quorum at the meeting:

- The director nominees receiving a majority of the votes cast at the meeting will be elected as directors. This means that the number of votes cast "for" a director nominee must exceed the number of votes cast "against" that nominee. Abstentions and broker non-votes are not counted as votes cast "for" or "against" a director nominee and will have no effect on the outcome of the vote on this proposal.

- The compensation of our Named Executive Officers will be approved, on an advisory basis, if a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal vote "for" the proposal. Because abstentions constitute shares present and entitled to vote, they will have the effect of a vote against this proposal. Because broker non-votes are not entitled to vote for purposes of this proposal, they will not be counted as a vote for or against the proposal and will have no effect on the outcome of the vote on this proposal. Because your vote is advisory, it will not be binding on the Company, our Board of Directors or our Compensation Committee. However, the Board of Directors and the Compensation Committee will consider the outcome of the vote when making future compensation decisions for our executive officers.

- The ratification of the appointment of Ernst & Young LLP will be approved if a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the proposal vote "for" the proposal. Because abstentions constitute shares present and entitled to vote, they will have the effect of a vote against the proposal. If your shares are held in street name and you do not provide voting instructions to your broker, bank or other nominee, your broker, bank or other nominee has discretionary authority to vote your shares with respect to the proposal.

Voting Securities Outstanding

In accordance with Delaware law and our bylaws, June 13, 2019 was fixed as the record date for determining holders of our common stock entitled to notice of and to vote at the meeting. Each share of our common stock issued and outstanding on June 13, 2019 is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted on at the meeting. Holders of shares of common stock vote together as a voting group on all proposals. At the close of business on June 13, 2019, there were 118,052,952 shares of Qorvo's common stock outstanding and entitled to vote.

PROPOSAL 1 – ELECTION OF DIRECTORS

Nominees for Election of Directors

Under our bylaws, the Board of Directors consists of one or more members, as determined by the Board or the stockholders from time to time. In May 2019, the Board, on recommendation of the Governance and Nominating Committee, reduced the size of the Board from eleven to nine directors, effective upon the election of directors at the annual meeting. See "Corporate Governance – Committees and Meetings – Governance and Nominating Committee" below. Each director is elected annually to serve for a one-year term and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. All nominees presently serve as directors. There are no family relationships among any of our directors or officers. We intend that the proxy holders named in the accompanying proxy card will vote properly returned proxies to elect the nine nominees listed below as directors, unless the authority to vote for such election is withheld. Although we expect that each of the nominees will be available for election, if any vacancy in the slate of nominees occurs, we expect that shares of common stock represented by proxies will be voted for the election of a substitute nominee or nominees recommended by the Governance and Nominating Committee and approved by the Board of Directors.

The names of the nine nominees for election to the Board, their principal occupations and certain other information are set forth below. Two of our incumbent directors, Daniel A. DiLeo and Charles Scott Gibson, are not standing for reelection to the Board. Qorvo acknowledges and thanks Mr. DiLeo and Mr. Gibson for their outstanding service on the Board.

Ralph G. Quinsey **Age** 63 **Director Since:** 2015 **Committees:** Corporate Development	Mr. Quinsey has served as Chairman of the Board of Qorvo since January 2015 and as Lead Independent Director for Qorvo since August 2018. He was the President and Chief Executive Officer and a director of TriQuint Semiconductor, Inc. ("TriQuint") from 2002 until TriQuint's combination with RF Micro Devices, Inc. ("RFMD") in a merger of equals to form Qorvo, effective January 1, 2015 (the "Business Combination"). From September 1999 to January 2002, Mr. Quinsey was Vice President and General Manager of the Analog Division of ON Semiconductor, a manufacturer of semiconductors for a wide array of applications. From 1979 to September 1999, Mr. Quinsey held various positions at Motorola, a manufacturer of semiconductors and communications equipment, including Vice President and General Manager of the RF/IF Circuits Division, which developed both silicon and GaAs technologies for wireless phone applications. Mr. Quinsey is the Secretary, Treasurer and a board member of Dry Fly Distilling, a privately held craft distiller, a board member of Perfect Company, a privately held Internet of Things ("IoT") based company, and an officer, board member and co-founder of ORCORAZON, a privately held medical devices company. As the former Chief Executive Officer of TriQuint, Mr. Quinsey brings to the Board his deep institutional knowledge regarding our company, with an exceptional understanding of our company's strengths, challenges and opportunities. Additionally, Mr. Quinsey has significant experience leading a public company through various phases of growth and brings to the Board his extensive knowledge of and breadth of experience with our business resulting from over 35 years in the semiconductor industry. Mr. Quinsey's strong leadership skills and unique perspective as the long-time leader of TriQuint make him a tremendous asset to the Board.
Robert A. Bruggeworth **Age** 58 **Director Since:** 2013 **Committees:** Corporate Development	Mr. Bruggeworth has served as our President and Chief Executive Officer and as a director since Qorvo's incorporation in December 2013 in anticipation of the Business Combination. Prior to the Business Combination, he was RFMD's President and Chief Executive Officer and a director from January 2003 until January 2015, having previously served in several senior management positions at RFMD beginning in September 1999. From July 1983 to April 1999, Mr. Bruggeworth was employed at AMP Inc. (now TE Connectivity LTD), a supplier of electrical and electronic connection devices, in several manufacturing and engineering management positions, most recently as Divisional Vice President of Global Computer and Consumer Electronics based in Hong Kong. Mr. Bruggeworth is the independent lead director of the board of directors of MSA Safety Incorporated, a publicly traded global leader in the development, manufacture and supply of safety products that protect people and facility infrastructures. As our President and Chief Executive Officer, Mr. Bruggeworth understands our business and the challenges and issues that we face and brings to the Board strong leadership skills and substantial global business experience. Mr. Bruggeworth also has over 30 years of experience with respect to manufacturing, marketing and material sourcing for semiconductors and other electronic products.

Jeffery R. Gardner **Age** 59 **Director Since:** 2015 **Committees:** Audit (Chair) Governance and Nominating	Mr. Gardner has served on the Board of Directors since January 2015. From 2004 until 2015, he served as a director of RFMD. Since September 2015, Mr. Gardner has served as Executive Vice President of Ascent Capital Group, Inc. and as President and Chief Executive Officer of Brinks Home Security™, f/k/a MONI Smart Security, one of the largest home security monitoring companies in the U.S. and a wholly owned subsidiary of publicly traded Ascent Capital Group, Inc. Mr. Gardner has served as a director of Ascent Capital Group, Inc. since November 2016. From 2005 until December 2014, Mr. Gardner was President and Chief Executive Officer of Windstream Corporation, a leading provider of advanced network communications and technology solutions, including cloud computing and managed services. Mr. Gardner also served as a director of Windstream from 2005 until February 2015. Prior to Windstream, Mr. Gardner held several positions at ALLTEL, including Executive Vice President and Chief Financial Officer. Since January 2015, Mr. Gardner has served as a member of the board of directors of CalAmp Corp., a publicly traded company that is a leading provider of wireless communications solutions for a broad array of applications to customers globally. He is a National Association of Corporate Directors (NACD) Leadership Fellow, having completed the NACD's program for corporate directors. Mr. Gardner is a former member of the Business Roundtable, an association of chief executive officers of leading U.S. companies. He also served as Chairman of the United States Telecom Association, a telecommunications trade association. Mr. Gardner has been in the communications industry since 1986 and brings to the Board and its committees valuable industry insight, including extensive knowledge regarding the requirements of downstream customers, resulting from his experience as a former CEO and CFO of public companies in the wireless telecommunications industry. Additionally, Mr. Gardner has specific expertise in the areas of strategic development, finance, financial reporting and accounting and internal controls.
John R. Harding **Age** 64 **Director Since:** 2015 **Committees:** Audit Corporate Development	Mr. Harding has served on the Board of Directors since January 2015. From 2006 until 2015, he served as a director of RFMD. Mr. Harding co-founded and is President and Chief Executive Officer of eSilicon Corporation, a privately held company that designs and manufactures complex, custom chips for a broad and growing portfolio of large and small firms. Before starting eSilicon Corporation in May 2000, Mr. Harding served as President, Chief Executive Officer and director of publicly traded Cadence Design Systems, Inc., which acquired his former employer, Cooper & Chyan Technology, Inc. Mr. Harding held a variety of senior management positions at Zycad Corporation, and his career also includes positions with TXL and IBM Corporation. From 2012 to 2016, Mr. Harding served on the board of directors of Advanced Micro Devices, Inc. Mr. Harding has also held leadership roles at Drew University, where he was Vice Chairman of the Board of Trustees, and Indiana University, where he was a member of the Advisory Board for the School of Public and Environmental Affairs. In addition, Mr. Harding has served as a member of the Steering Committee at the U.S. Council on Competitiveness and was a former member of the National Academies Committee for Software, Growth and the Future of the U.S. Economy. Since 2010, Mr. Harding has served as a member of the board of directors of the Global Semiconductor Alliance. Mr. Harding is a frequent international speaker on the topics of innovation, entrepreneurship and semiconductor trends and policies. Mr. Harding brings to the Board and its committees a deep understanding of the challenges and issues facing semiconductor companies gained from his experience as Chairman and Chief Executive Officer of eSilicon Corporation. Additionally, Mr. Harding has substantial operational experience, business acumen and expertise in corporate strategy development.

David H. Y. Ho **Age** 60 **Director Since:** 2015 **Committees:** Compensation Corporate Development	Mr. Ho has served on the Board of Directors since January 2015. From 2010 until 2015, he served as a director of TriQuint. Mr. Ho is Chairman and Founder of Kiina Investment Ltd., a venture capital firm that invests in start-up companies in the technology, media and telecommunications industries. Additionally, Mr. Ho previously served as a senior advisor for Permira Advisors LLC, a private equity buyout fund, Chairman of Greater China for Nokia Siemens Networks, President of Greater China for Nokia Corporation and Senior Vice President of the Nokia Networks Business Group. He has also held senior leadership roles with Nortel Networks and Motorola in China and Canada. Mr. Ho currently serves as a member of the board of nVent Electric plc (since May 2018) and Air Products and Chemicals, Inc. (since 2013) in the United States and China COSCO Shipping Corporation (since 2016, and of China Ocean Shipping Company, which merged with China Shipping to become China COSCO Shipping Corporation, since 2012), the world's largest shipping conglomerate and a Chinese state-owned enterprise; China Mobile Communications Corporation (since 2016), the world's largest mobile communications carrier and a Chinese state-owned enterprise; and DBS Bank (Hong Kong) Limited, a subsidiary of DBS Group Holdings, a leading financial services group located in Singapore. Mr. Ho previously was a director of Pentair plc from 2007 until 2018 when it spun off its electrical business into nVent Electric plc, Dong Fang Electric Corporation from 2009 through 2015, 3Com Corporation from 2008 through 2010, Owens-Illinois Inc. from 2008 to 2012 and Sinosteel Corporation from 2008 until 2012. Mr. Ho brings to the Board and its committees extensive experience and business knowledge of global markets in diversified industries, with a strong track record in establishing and building mobile handset and infrastructure businesses in China. He also has significant management expertise in operations, mergers, acquisitions and joint ventures in Asia.
Roderick D. Nelson **Age** 59 **Director Since:** 2015 **Committees:** Audit Corporate Development	Mr. Nelson has served on the Board of Directors since January 2015. From 2012 until 2015, he served as a director of TriQuint. Since 2009, he has been the co-founder and principal of Tritech Sales and Services, LLC, a strategic product, business development and sales function consulting firm, and since June 2018, he has been the Chief Executive Officer of Geoverse, LLC, a company which designs, deploys and manages in-building cellular LTE systems. Mr. Nelson served as the Chief Technology Officer for Globetouch, Inc., a privately held global provider of 3G and LTE mobile broadband services for connected devices and IoT applications, from January 2015 to August 2017. He served as Executive Vice President and Chief Technology Officer of AT&T Wireless Services, where he led the Technology Development Group responsible for the development and deployment of the first 3G networks in the U.S. During his career, Mr. Nelson has worked closely with both national and international regulators and standards bodies on the creation of 3G specifications and standards. Mr. Nelson holds numerous patents covering broad and fundamental aspects of wireless communications. Mr. Nelson brings to the Board and its committees substantial experience in the wireless communications industry, including his extensive knowledge regarding the requirements of downstream customers. He also has significant technical expertise, such as his 3G standards development experience, and a deep understanding of the regulatory environment applicable to our business.
Dr. Walden C. Rhines **Age** 72 **Director Since:** 2015 **Committees:** Compensation (Chair) Governance and Nominating	Dr. Rhines has served on the Board of Directors since January 2015. From 1995 until 2015, he served as a director of TriQuint. He is CEO Emeritus of Mentor, a Siemens Business and an electronic design automation company, having previously served as President and Chief Executive Officer of Mentor from its acquisition by Siemens Industry, Inc. in March 2017 until October 2018. He previously served as Chief Executive Officer of Mentor Graphics Corporation from 1993 and chairman of its board of directors from 2000 until the acquisition of Mentor Graphics by Siemens in 2017. Prior to joining Mentor Graphics, he spent 21 years at Texas Instruments, a semiconductor manufacturer, with his most recent position as the Executive Vice President of its Semiconductor Group with responsibility for its worldwide semiconductor business. Dr. Rhines also served as a director of Cirrus Logic, Inc., a semiconductor company, from 1995 to 2009, is a member of the board of Electronic System Design Alliance, a trade association for electronic design companies, and serves on the board of Semiconductor Research Corporation, a technology research consortium, and as a consultant to the Defense Advanced Research Projects Agency (DARPA), a research investment arm of the U.S. government. Dr. Rhines brings to the Board and its committees over 45 years of experience in the semiconductor industry, including substantial operating experience and management expertise as a CEO of a publicly traded technology company. He also brings strong leadership skills and a significant understanding of international markets.

Susan L. Spradley **Age** 58 **Director Since:** 2017 **Committees:** Compensation Governance and Nominating Corporate Development	Ms. Spradley has served on the Board of Directors since January 2017. She has served as Chief Executive Officer of Motion Intelligence, a privately held software-as-a-service company, since January 2018, as principal of Spradley Consulting LLC, a consulting firm that she founded, since February 2017, and as founding partner in the TAP Growth Group, a senior executive consulting firm, since August 2017. From January 2013 until January 2017, she served in various roles at Viavi Solutions Inc. (formerly JDS Uniphase), most recently as Executive Vice President and General Manager – Network and Service Enablement. Prior to joining Viavi Solutions Inc., Ms. Spradley served as executive director at US-Ignite from April 2011 to December 2012. Prior to that, Ms. Spradley was President of the North America region at Nokia Siemens Networks from 2007 to 2011, responsible for regional profit and loss, sales and service. From 1997 to 2005, she held executive positions at Nortel Networks Corporation. Ms. Spradley has served on the board of directors of Avaya Holdings Corp., a publicly traded communications applications provider, since December 2017, and NetScout, a publicly traded real-time operational intelligence and performance analytics company, since April 2018. She previously served on the board of directors of publicly traded EXFO Inc. from October 2011 through November 2012. She brings to the Board and its committees more than 25 years of experience in the wireless telecommunications industry, including broad operating experience in sales, product portfolio management, and research and development for multiple global communications-related companies. Ms. Spradley also has extensive public company executive leadership experience.
Walter H. Wilkinson, Jr. **Age** 73 **Director Since:** 2015 **Committees:** Compensation Governance and Nominating (Chair)	Mr. Wilkinson has served on the Board of Directors since January 2015. He was Lead Independent Director for Qorvo from 2015 until August 2018. From 1992 until 2015, he served as a director of RFMD, including as the Chairman of the Board from 2008 until 2015. He is the founder and was a general partner of Kitty Hawk Capital, a venture capital firm established in 1980, through December 2016 and was a founding investor in RFMD. He currently serves on the board of directors of Gladstone Capital Corporation and three of its affiliated publicly traded funds that share an investment advisor and administrator (Gladstone Commercial Corporation; Gladstone Investment Corporation; and Gladstone Land Corporation). He previously served on the board of the N.C. State University Foundation and on the boards of other universities and related organizations. He is a past member and director of the National Venture Capital Association and is a past member and Chairman of the National Association of Small Business Investment Companies. He is Founding Chairman of the Carolinas Chapter of the NACD, where he served as a director until December 2015, and is a NACD Leadership Fellow. Mr. Wilkinson serves or has served as a director of numerous venture-backed companies, both public and private. Mr. Wilkinson brings to the Board and its committees strong leadership skills and a unique perspective gained from over 40 years of venture capital experience. He also understands the challenges of leading both private and public companies through changing economic conditions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE NOMINEES LISTED ABOVE.

CORPORATE GOVERNANCE

Independent Directors

In accordance with the listing standards of The Nasdaq Stock Market LLC, or Nasdaq, and our Corporate Governance Guidelines, the Board of Directors must consist of a majority of independent directors. The Board has determined that Messrs. DiLeo, Gardner, Gibson, Harding, Ho, Nelson, Quinsey and Wilkinson, Dr. Rhines and Ms. Spradley each satisfy the definition of "independent director" under the Nasdaq listing standards. The Board, in concert with its Governance and Nominating Committee, performed a review to determine the independence of its members and made a subjective determination as to each of these independent directors that no transactions, relationships or arrangements exist that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director of Qorvo. In making these determinations, the Board reviewed the information provided by the directors and Qorvo regarding each director's business and personal activities as they may relate to Qorvo and its management, including that Mr. Quinsey served as the Chief Executive Officer of TriQuint prior to the Business Combination, but has never been employed by Qorvo.

Corporate Governance Guidelines

Effective January 2015, and as most recently amended in May 2019, the Board implemented written Corporate Governance Guidelines designed to assist the Board in fulfilling its duties and responsibilities. The Corporate Governance Guidelines address several matters applicable to directors, including director qualification standards, Board and committee meetings, executive sessions, director compensation, management succession, director continuing education, stock ownership guidelines, "withheld vote" policy, prohibitions on pledging and hedging of our securities and other matters. In May 2019, the Governance and Nominating Committee recommended, and the Board approved, an amendment to the Corporate Governance Guidelines to, among other things, amend the limits on the number of public company boards (including the Board) on which our directors may serve. Mr. Gardner currently exceeds such limit for directors who are also executive officers of a public company. The Governance and Nominating Committee, after considering the nature of duties and time involved in Mr. Gardner's service on other public company boards, granted a waiver to Mr. Gardner with respect to this limit. Mr. Gardner has agreed to comply with the limit by no later than our 2020 annual meeting of stockholders. These Corporate Governance Guidelines are available in the "Investors" section of our website under the heading "Corporate Governance" at http://www.qorvo.com. A stockholder may request a copy of the Corporate Governance Guidelines by contacting our Investor Relations Department at 7628 Thorndike Road, Greensboro, North Carolina 27409-9421.

Board Leadership Structure

As described in the Corporate Governance Guidelines, the Board has a general policy that the roles of Chairman of the Board and Chief Executive Officer should be separated and that the independent directors should be led by a Lead Independent Director, who would be the Chairman of the Board unless the Chairman is not independent. The Board believes this separation of roles promotes communication between the Board, the Chief Executive Officer and other senior management and enhances the Board's oversight of management.

We believe our leadership structure provides increased accountability of our Chief Executive Officer to the Board and encourages balanced decision-making. We also separate the Chairman and Chief Executive Officer roles in recognition of the differences in the roles. While the Chief Executive Officer is responsible for day-to-day leadership of Qorvo and the setting of strategic direction, the Chairman of the Board provides guidance to the Chief Executive Officer and coordinates and manages the operation of the Board and its committees. Since January 1, 2015, non-employee director Ralph G. Quinsey has held the position of Chairman of the Board.

The duties of the Chairman of the Board include presiding at meetings of the Board, establishing, with the Chief Executive Officer, the agenda for each Board meeting and exercising such other powers and performing other duties as may from time to time be assigned to him by the Board.

Mr. Quinsey assumed the Lead Independent Director responsibilities immediately following the 2018 annual meeting since the Board determined in May 2018 that he was independent under Nasdaq listing standards. The Lead Independent Director is responsible for coordinating the activities of the independent directors, including, among other things: (a) determining appropriate schedules of and agendas for Board and committee meetings; (b) advising the Board as to the quality, quantity and timeliness of the flow of information that is necessary for the independent directors to effectively and responsibly perform their duties; and (c) coordinating, developing the agenda for and moderating executive sessions of the independent directors. The Board believes our current leadership structure with a non-employee Chairman of the Board is appropriate for Qorvo and provides many advantages for the effective operation of the Board.

Risk Oversight

The Board, acting through itself or one or more of its committees, has general oversight responsibility for corporate risk management, including oversight of management's implementation and application of risk management policies, practices and procedures. The Board directly oversees strategic risks such as those relating to competitive dynamics, market trends, global operations and developments and changes in macroeconomic conditions. While the Board is responsible for risk oversight, management is ultimately responsible for assessing and managing material risk exposures. Our senior management typically reports to the Board or one of its committees on key enterprise risk topics, including network security, quality assurance, global trade matters, financial risks and disaster recovery. The Board and its committees receive these reports at regularly scheduled Board and committee meetings and through telephone briefings and other communications from management when potentially significant risks develop. Members of the Board use these communications with management to discuss and develop a shared understanding of the potential severity of these risks and management's strategies for addressing these risks. In addition, the Board evaluates our strategic goals and objectives to determine how they may be affected by particular risk exposures.

The Board also exercises a risk oversight role through certain of its committees. Specifically, the Audit Committee discusses certain material risks and exposures with our independent registered public accounting firm and receives reports from our accounting and internal audit management personnel regarding such risks or exposures and how management has attempted to minimize Qorvo's risk. The Audit Committee's primary focus is financial risk, including our internal control over financial reporting. Particular areas of focus by the Audit Committee include risks associated with material litigation and regulatory matters, taxes, foreign exchange, liquidity, investments, global operations and information technology security. As part of its oversight role, this committee reviews global insurance coverage, oversees Qorvo's investment policy and works with management to develop policies and practices to mitigate risks in its areas of focus, including finance and accounting, information technology, fraud and anti-corruption. As part of its oversight of information technology, the Audit Committee receives regular reports on actions Qorvo is taking to enhance the protection of its IT networks and assets and to mitigate global cybersecurity risks.

The Compensation Committee makes a specific determination regarding risks associated with our compensation policies and practices as described below under "Risk Oversight in Compensation Programs." The Compensation Committee also evaluates risks associated with equity "overhang" and regulatory and other legal risks in regard to equity and retirement plans. This includes receiving reports from Qorvo's Retirement Committee on matters related to its 401(k) and non-qualified deferred compensation plans.

The Governance and Nominating Committee performs risk oversight in the areas of management succession and corporate governance. This includes adoption and administration of our Code of Business Conduct and Ethics, development of succession plans for our Chief Executive Officer and other senior management positions, addressing governance-related matters raised by our stockholders and serving as the Board's primary independent decision-making authority for assessing and resolving matters, such as potential conflicts of interest, that fall within the broader category of corporate governance.

Each of the above committees reports to the full Board with respect to the risk categories it oversees. These ongoing reports enable the Board, and other committees, to monitor our exposure and evaluate the mitigation of risks Qorvo faces.

Risk Oversight in Compensation Programs

We have assessed our compensation programs and have concluded that the risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on us. The risk assessment process included a review of program policies and practices, focusing on programs with variable compensation provisions and identifying the risks related to the programs. The Compensation Committee determined that our compensation programs encourage our employees to take appropriate risk in the performance of our business, but do not encourage excessive risk-taking. We encourage our employees to make decisions that should result in positive short-term and long-term results for our business and our stockholders without providing an incentive for unnecessary risk. The Compensation Committee will continue to monitor our compensation programs on an ongoing basis to ensure that risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on us.

Code of Ethics

Effective January 2015, and as most recently amended in May 2019, the Board adopted a Code of Business Conduct and Ethics to provide guidance on maintaining our commitment to high ethical standards. The Code of Business Conduct and Ethics applies to all employees, officers, directors, agents, independent contractors and other personnel of Qorvo and our subsidiaries.

A copy of the code is available in the "Investors" section of our website under the heading "Corporate Governance" at http://www.qorvo.com or may be obtained by contacting the Investor Relations Department at the address set forth above. In the event that we amend one or more of the provisions of our code that requires disclosure under applicable law, SEC rules or Nasdaq listing standards, we intend to disclose such amendment on our website. Any waiver of the code with respect to any executive officer or director of Qorvo must be approved by the Board and will be promptly disclosed, along with the reasons for the waiver, as required by applicable law or Nasdaq rules.

Committees and Meetings

The Board maintains four standing committees: the Audit Committee; the Compensation Committee; the Governance and Nominating Committee; and the Corporate Development Committee. Each committee operates under a written charter and reports regularly to the Board. A copy of each of these committee charters is available in the "Investors" section of our website under the heading "Corporate Governance" at http://www.qorvo.com and may also be obtained by contacting the Investor Relations Department at the address set forth above.

Each of the Audit Committee, the Compensation Committee, the Governance and Nominating Committee and the Corporate Development Committee must be comprised of no fewer than three members, each of whom must satisfy membership requirements imposed by the applicable committee charter and, where applicable, Nasdaq listing standards and SEC rules and regulations. Each of the members of the Audit Committee, the Compensation Committee and the Governance and Nominating Committee has been determined by the Board to be independent under applicable Nasdaq listing standards and, in the case of the Audit Committee and the Compensation Committee, under the independence requirements established by the SEC. A majority of the members of the Corporate Development Committee has been determined by the Board to be independent under applicable Nasdaq listing standards. A brief description of the responsibilities of each of these committees and their current membership follows.

		Committee Membership		
Director	Audit	Compensation	Governance and Nominating	Corporate Development
Ralph G. Quinsey				X
Robert A. Bruggeworth				X
Daniel A. DiLeo (1)	X			C
Jeffery R. Gardner	C		X	
Charles Scott Gibson (1)	X		X	
John R. Harding	X			X
David H. Y. Ho		X		X
Roderick D. Nelson	X			X
Dr. Walden C. Rhines		C	X	
Susan L. Spradley		X	X	X
Walter H. Wilkinson, Jr.		X	C	

C = Committee Chair

(1) Messrs. DiLeo and Gibson are not standing for re-election to the Board.

Audit Committee

The Audit Committee is a separately-designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The Audit Committee operates under a written charter adopted in January 2015 and most recently amended in May 2019. The Audit Committee is appointed by the Board to assist the Board in its duty to oversee our accounting, financial reporting and internal control functions and the audit of our financial statements. The Committee's responsibilities include, among others, direct responsibility for: (a) appointment, compensation, retention and oversight of our independent registered public accounting firm, which reports directly to the Audit Committee; (b) establishing policies and procedures for the review and pre-approval by the Committee of, and approving or pre-approving, all auditing services and permissible non-audit services to be performed by the independent registered public accounting firm, and any non-audit services to be performed by any other accounting firm; (c) periodically reviewing major issues regarding accounting principles and financial statement presentations, including any significant changes in our selection or application of accounting principles; (d) approving the report of the Audit Committee required by SEC rules to be included in our proxy statement; (e) discussing with management policies regarding risk assessment and risk management, including our major financial risk exposures and the steps management has taken to monitor and control such exposures; and (f) establishing and overseeing procedures for the receipt, retention and treatment of complaints received by Qorvo regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

The current members of the Audit Committee are Messrs. DiLeo, Gardner (Chair), Gibson, Harding and Nelson, none of whom is an employee of Qorvo and each of whom is independent under existing Nasdaq listing standards and SEC requirements. The Board has examined the SEC's definition of "audit committee financial expert" and determined that Messrs. Gardner, Gibson and Harding each satisfy this definition. See "Report of the Audit Committee," below.

Compensation Committee

The Compensation Committee operates under a written charter adopted in January 2015 and most recently amended in May 2018. The Compensation Committee is appointed by the Board to exercise the Board's authority concerning compensation of our officers and employees and administration of our incentive compensation plans. In fulfilling its duties, the Compensation Committee has the authority to, among other things: (a) evaluate and set the compensation of our officers, including our Chief Executive Officer, in accordance with our compensation philosophy; (b) prepare the Compensation Committee report that SEC rules require to be included in our Annual Report on Form 10-K (or timely filed proxy statement); (c) evaluate and make recommendations to the Board concerning compensation of non-employee directors; (d) periodically review, and modify if necessary, our philosophy concerning executive compensation and the components of executive compensation; (e) review and discuss with management our Compensation Discussion and Analysis disclosure and formally recommend to the Board that it be included in our Annual Report on Form 10-K (or timely filed proxy statement); (f) make the determination required under SEC rules regarding risks associated with our compensation policies and practices; (g) oversee our compliance with SEC rules and regulations regarding stockholder approval of certain executive compensation matters, including advisory votes on named executive officer compensation and the frequency of such votes; (h) retain (or obtain the advice of) and terminate a compensation consultant, independent legal counsel or other adviser to assist the Compensation Committee with the discharge of its duties under the charter, after taking into consideration factors and criteria required by applicable law; and (i) discharge certain other responsibilities generally relating to the administration of our incentive and employee benefit plans. The Compensation Committee may condition its approval of any compensation matter on ratification by the Board if Board action is required by applicable law or otherwise deemed appropriate.

The Compensation Committee regularly consults with members of our executive management team regarding our executive compensation program. Our executive compensation program, including the level of participation by our executive officers in assisting with establishing compensation, is discussed below under "Executive Compensation – Compensation Discussion and Analysis."

The Board has the discretion to delegate certain areas of authority that are reserved to the Board or the Compensation Committee under our equity compensation plans. The Board has delegated to the Chief Executive Officer, in his capacity as a member of the Board, the authority to grant equity awards: (a) generally to new or promoted Company employees provided that such employees are not directors or executive officers; (b) to Company employees to promote, reward and recognize outstanding engineering performance and other technical achievements; and (c) to individuals who become Company employees as a result of an acquisition by the Company. Pursuant to these delegations, no equity awards may be granted to persons who report directly to the Chief Executive Officer or are subject to Section 16 under the Exchange Act. Additionally, these delegations are subject to predetermined limits per individual and in the aggregate, as established by the Board or the Compensation Committee, and are subject to all terms and conditions of the applicable plan. The Chief Executive Officer is required to report all equity awards granted under these delegations to the Compensation Committee at its next regularly scheduled meeting following such grants.

To assist the Committee with its review and analysis of executive officer, non-employee director and employee compensation matters during fiscal 2019, the Compensation Committee engaged an independent compensation consulting firm, Compensia, Inc., which we refer to as Compensia. Compensia was instructed to analyze and provide recommendations on non-employee director compensation, and provide input on executive officer base salary and our short-term and long-term incentive plans. Additionally, the Committee has engaged Compensia for advice regarding executive compensation performance metrics for fiscal 2020, among other items. For a more detailed discussion of the nature and scope of the role of Compensia, see "Executive Compensation – Compensation Discussion and Analysis – Compensation Decision-Making Processes – Role of the Compensation Consultant," below.

The current members of the Compensation Committee are Mr. Ho, Dr. Rhines (Chair), Ms. Spradley and Mr. Wilkinson, none of whom is an employee of Qorvo and each of whom is independent under existing Nasdaq listing standards and SEC requirements.

See "Executive Compensation – Compensation Discussion and Analysis," below for details of the processes and procedures involved in setting executive compensation.

Governance and Nominating Committee

The Governance and Nominating Committee operates under a written charter adopted in January 2015 and most recently amended in May 2018. The Governance and Nominating Committee is appointed by the Board to: (a) assist the Board in identifying individuals qualified to become Board and committee members and to recommend to the Board the director nominees; (b) develop and recommend to the Board the policies and guidelines relating to, and generally overseeing matters of, corporate governance and conflicts of interest; (c) lead the Board in its annual review of the performance of the Board and its committees; and (d) carry out the duties and responsibilities delegated by the Board relating to any matters required by the federal securities laws.

At the request of the Board, during fiscal 2019 the Governance and Nominating Committee oversaw a process to consider the appropriate size of the Board, which had originally been established in 2015 with five members from each of RFMD and TriQuint as part of the Business Combination. Based on this process and upon recommendation from the Governance and Nominating Committee, the Board approved reducing its size from eleven members to nine members, effective as of the annual meeting. This action is designed to align more closely the size of the Board with those of the companies in the Company's peer group (as discussed on page 24), enhance communications between the Board and management and reduce costs and provide other efficiencies. As a result of this action, two of our incumbent directors, Daniel A. DiLeo and Charles Scott Gibson, are not standing for reelection to the Board.

The current members of the Governance and Nominating Committee are Mr. Gardner, Mr. Gibson, Dr. Rhines, Ms. Spradley and Mr. Wilkinson (Chair), none of whom is an employee of Qorvo and each of whom is independent under existing Nasdaq listing standards. For information regarding stockholder nominations to the Board, see "Procedures for Director Nominations" and "Proposals for 2020 Annual Meeting," below.

Corporate Development Committee

The Corporate Development Committee operates under a written charter adopted in January 2015 and most recently amended in March 2015. The Corporate Development Committee is appointed by the Board to (a) assist the Board in fulfilling its responsibilities for overseeing and facilitating the development, implementation and monitoring of our business strategies and plans; and (b) exercise the Board's authority with respect to the review, evaluation and approval of certain strategic transactions, subject to the limitations and requirements of applicable law and our governance documents. The current members of the Corporate Development Committee are Messrs. Bruggeworth, DiLeo (Chair), Harding, Ho, Nelson and Quinsey and Ms. Spradley. Other than Mr. Bruggeworth, these committee members are each independent under existing Nasdaq listing standards.

Meeting Attendance

Under our Corporate Governance Guidelines, all directors are expected to make every effort to attend meetings of the Board, assigned committees and annual meetings of stockholders. All our directors attended the 2018 annual meeting of stockholders. During the fiscal year ended March 30, 2019, all directors attended at least 75% of the aggregate of the Board meetings and assigned committee meetings that were held. During fiscal 2019, the Board held six in-person meetings and two telephonic meetings, the Audit Committee held three in-person meetings and five telephonic meetings, the Compensation Committee held four in-person meetings and two telephonic meetings, the Governance and Nominating Committee held three in-person meetings and the Corporate Development Committee held four in-person meetings.

Executive Sessions

Pursuant to our Corporate Governance Guidelines, independent directors are expected to meet in executive session at all regularly scheduled meetings of the Board with no members of management present. The Chair of the Governance and Nominating Committee or the Lead Independent Director presides at each executive session, unless the independent directors determine otherwise. During fiscal 2019, Mr. Quinsey presided as Lead Independent Director at the executive sessions. During fiscal 2019, the independent directors met in executive session at all the regularly scheduled Board meetings.

Procedures for Director Nominations

Criteria for Director Nominees

In accordance with our Corporate Governance Guidelines, members of the Board are expected to collectively possess a broad and diverse range of skills, industry and other knowledge and expertise, and business and other experience useful for the effective oversight of our business. The Governance and Nominating Committee is responsible for identifying, screening and recommending to the Board qualified candidates for membership. When searching for new director candidates, the Board will actively seek highly qualified women and individuals from minority groups to include in the pool of director candidates from which nominees are selected. All candidates must meet the minimum qualifications and other criteria established from time to time by the Board, and potential nominees will also be evaluated based on the other criteria identified in the Corporate Governance Guidelines. These minimum qualifications include, but are not limited to:

- having substantial or significant business or professional experience or an understanding of technology, finance, marketing, financial reporting, international business or other disciplines relevant to the business of Qorvo; and

- being free from any conflict of interest that would violate any applicable law or regulation or having any other relationship that, in the opinion of the Board, would interfere with the exercise of the individual's judgment as a member of the Board or of a Board committee.

We also consider the following criteria, among others, in our selection of directors:

- economic, technical, scientific, academic, financial and other expertise, skills, knowledge and achievements useful to the oversight of our business;

- integrity, demonstrated sound business judgment and high moral and ethical character;

- diversity of viewpoints, backgrounds, experiences and other demographics;

- business or other relevant professional experience;

- capacity and desire to represent the balanced, best interests of Qorvo and its stockholders as a whole and not primarily a special interest group or constituency;

- ability and willingness to devote time to the affairs and success of Qorvo and to fulfill the responsibilities of a director; and

- the extent to which the interplay of the candidate's expertise, skills, knowledge and experience with that of other Board members will build a Board that is effective, collegial and responsive to the needs of Qorvo.

The Governance and Nominating Committee is authorized to develop and review on a periodic basis policies regarding Board size, composition and member qualification.

The Governance and Nominating Committee evaluates suggestions concerning possible candidates for election to the Board submitted to Qorvo, including those submitted by Board members, stockholders and third parties. All candidates, including those submitted by stockholders, will be similarly evaluated by the Governance and Nominating Committee using the Board membership criteria described above and in accordance with applicable procedures. Once candidates have been identified, the Governance and Nominating Committee will determine whether such candidates meet the minimum qualifications for director nominees established in the Corporate Governance Guidelines. The Board, taking into consideration the recommendations of the Governance and Nominating Committee, is responsible for selecting the nominees for director and for appointing directors to fill vacancies, with primary emphasis on the criteria set forth in the Corporate Governance Guidelines.

Stockholder Nominees for Director

As noted above, the Governance and Nominating Committee will consider qualified director nominees recommended by stockholders when such recommendations are submitted in accordance with applicable SEC requirements, our bylaws and Corporate Governance Guidelines and any other applicable law, rule or regulation regarding director nominations. Under our bylaws, nominations of persons for election to the Board may be made at an annual meeting of stockholders by any Qorvo stockholder who: (a) was a stockholder of record at the time of giving of the notice provided for in our bylaws and at the time of the annual meeting; (b) is entitled to vote at the meeting and (c) provides timely notice and otherwise complies with the procedures set forth in our bylaws.

No candidates for director nominations were submitted to the Governance and Nominating Committee by any stockholder in connection with the annual meeting. Any stockholder desiring to present a nomination for consideration by the Governance and Nominating Committee prior to the 2020 annual meeting of stockholders must do so in accordance with our bylaws and policies. See "Proposals for 2020 Annual Meeting," below.

Advance Notice Provisions

To be timely, a stockholder's notice pursuant to the advance notice provisions of our bylaws must be delivered to our Secretary at our principal executive offices not later than the close of business on the 90th day and not earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the 90th day prior to the date of such annual meeting, or by the 10th day following the notice date for such meeting if the first public announcement of the date of the annual meeting is less than 100 days prior to the date of such annual meeting.

To be in proper form, a stockholder's notice pursuant to the advance notice provisions of our bylaws must set forth, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made:

- the name and address of such stockholder, as they appear on our books, and of such beneficial owner, if any;

- the number of shares of our common stock that are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner;

- any derivative instruments with respect to our common stock directly or indirectly owned beneficially by such stockholder;

- any proxy, contract, arrangement, understanding or relationship pursuant to which such stockholder has a right to vote any of our securities;

- any short interest in any of our securities;

- any rights to dividends on the shares of our common stock owned beneficially by such stockholder that are separated or separable from the underlying shares of our common stock;

- any proportionate interest in shares of our common stock or derivative instruments held, directly or indirectly, by a general or limited partnership in which such stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner;

- any performance-related fees (other than an asset-based fee) that such stockholder is entitled to based on any increase or decrease in the value of shares of our common stock or derivative instruments, if any, as of the date of such notice; and

- any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made pursuant to applicable federal securities laws.

The stockholder's notice must also set forth, as to each nominee whom the stockholder proposes to nominate for election to the Board, together with a completed and signed questionnaire, representation and agreement from such person:

- all information relating to such nominee that would be required to be disclosed in a proxy statement or other filings required to be made pursuant to applicable federal securities laws; and

- a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and the nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand.

Proxy Access Provisions

Pursuant to our bylaws, a stockholder, or a group of up to 20 stockholders, that has owned at least 3% of our outstanding voting shares continuously for at least three years can nominate and include in our proxy materials up to the greater of two directors or 20% of the number of directors then in office, provided that the stockholder(s) and the stockholder nominee(s) satisfy the requirements specified in the bylaws. Such requirements include the timely delivery of a stockholder's notice to our Secretary.

To be timely, a stockholder's notice pursuant to the proxy access provisions must be delivered to our Secretary at our principal executive offices not later than the close of business on the 120th day before the first anniversary of the date the definitive proxy statement was first sent to stockholders in connection with the preceding year's annual meeting and not earlier than the close of business on the 150th day before such anniversary; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary of the preceding year's annual meeting, or if no annual meeting was held in the preceding year, the notice must be delivered not earlier than the close of business on the 150th day prior to such annual meeting and not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

To be in proper form, a stockholder's notice pursuant to the proxy access provisions must set forth, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made:

- the information required in a stockholder's notice pursuant to the advance notice provisions of our bylaws;

- a copy of the Schedule 14N that has been or concurrently is filed with the SEC as required by Rule 14a-18 under the Exchange Act;

- the details of any relationship that existed within the past three years and that would have been described pursuant to Item 6(e) of Schedule 14N if the relationship existed on the date of submission of the Schedule 14N;

- a statement of the stockholder (a) setting forth and certifying to the number of shares of the Company the stockholder owns and has owned continuously for at least three years as of the date of the notice and (b) agreeing to continue to own such shares through the applicable annual meeting; and

- the written agreement of the stockholder setting forth certain additional agreements, representations and warranties specified in the bylaws.

Stockholder Communications with Directors

Any stockholder desiring to contact the Board, or any specific director(s), may send written communications to: Board of Directors (Attention: (Name(s) of director(s), as applicable)), c/o Qorvo's Secretary, Jeffrey C. Howland, 7628 Thorndike Road, Greensboro, North Carolina 27409-9421. Any proper communication so received will be processed by the Secretary. If it is unclear from the communication received whether it was intended or appropriate for the Board, the Secretary will (subject to any applicable regulatory requirements) use his judgment to determine whether such communication should be conveyed to the Board or, as appropriate, to the member(s) of the Board named in the communication.

Pre-Approval Policies and Procedures

The Audit Committee has established a pre-approval policy for certain audit and non-audit services, up to a specified amount, for each identified service that may be provided by the independent registered public accounting firm. The pre-approval fee levels for all services to be provided by the independent registered public accounting firm are reviewed annually by the Audit Committee. The Audit Committee has authorized management to engage accounting firms other than Ernst & Young LLP to perform certain audit-related, tax and other non-audit services, as set forth in the policy, provided that the fees do not exceed $250,000 per year for each separate engagement, project or assignment. The Audit Committee has delegated to the Chair of the Audit Committee the authority to approve, in between meetings of the Audit Committee, certain audit, audit-related, tax and other permissible non-audit services to be provided by Ernst & Young LLP in an amount not to exceed $50,000. Additionally, the Audit Committee has delegated to the Chair of the Audit Committee the authority to approve, in between meetings of the Audit Committee, certain audit-related, tax and other permissible non-audit services to be provided by any accounting firm other than Ernst & Young LLP in an amount in excess of $250,000 for each separate engagement, project or assignment, but not to exceed $500,000 per year for each separate engagement, project or assignment. Any such approval by the Chair must be reported to the Audit Committee at its next meeting following the approval.

Whistleblower Policy

The Audit Committee has adopted procedures for receiving and handling complaints from employees and third parties regarding conduct, events or other factual matters with respect to Qorvo or our officers, directors or employees concerning suspected misconduct related to accounting, internal accounting controls or auditing matters, or suspected violations of law or other Company policies, including procedures for confidential, anonymous reports of concerns regarding the foregoing matters. Employees may report their concerns to their supervisor or, in cases where it might be inappropriate or uncomfortable for an employee to discuss a concern with his or her supervisor, or if the supervisor does not address the issue to the employee's satisfaction, employees may report their concerns by contacting Jeffrey C. Howland, our Compliance Officer, at 7628 Thorndike Road, Greensboro, North Carolina 27409-9421, or by e-mail or telephone. Alternatively, employees may discuss their concerns with our Chief Human Resources Officer or any other Company officer. Third parties may report concerns by contacting our Compliance Officer. If the Compliance Officer is the subject of the concern or the employee or third party otherwise believes that the Compliance Officer has not given or will not give proper attention to his or her concerns, the employee or third party may report his or her concerns directly to the Chair of the Audit Committee. An employee or third party also may forward concerns on a confidential and/or anonymous basis to the Compliance Officer by calling Qorvo's toll-free Ethics and Compliance hotline, which is operated by a third-party agency to ensure confidentiality, or by delivering a written statement setting forth his or her concerns in a sealed envelope addressed to the Chair of the Audit Committee labeled "Confidential: To be opened by the Chair of the Audit Committee only." Employees may also raise concerns via Qorvo's Ethics and Compliance website, or if the concern is a U.S. government contracting compliance issue, an employee may raise his or her concern to the Department of Defense fraud hotline.

Upon receipt of a complaint relating to the matters set forth above, supervisors will promptly notify the Compliance Officer and the Compliance Officer (or Chair of the Audit Committee, as the case may be) will promptly notify the Audit Committee. The Audit Committee will oversee the review of any such complaint relating to accounting matters, and the Compliance Officer will oversee the review of all other complaints. The Audit Committee, the Compliance Officer, and anyone investigating any complaint at the direction of the Audit Committee or the Compliance Officer will maintain the confidentiality of such complaint to the fullest extent possible, consistent with the need to conduct an adequate investigation. Prompt and appropriate corrective action will be taken when and as warranted in the judgment of the Audit Committee or the Compliance Officer, as appropriate. The Compliance Officer and the Chair of the Audit Committee will maintain a log or other record of all complaints received by them, tracking their receipt, investigation and resolution. The Audit Committee will determine the extent to which it is appropriate to advise the Board from time to time concerning the receipt, investigation or disposition of any complaint received by the Audit Committee. The Compliance Officer and the Chair of the Audit Committee will maintain copies of complaints and their log or other record for a reasonable time but in no event for less than five years.

The Whistleblower Policy is available in the "Investors" section of our website under the heading "Corporate Governance" at http://www.qorvo.com or may be obtained by contacting our Investor Relations Department at 7628 Thorndike Road, Greensboro, North Carolina 27409-9421.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The current members of the Compensation Committee are Dr. Rhines (Chair), Messrs. Ho and Wilkinson, and Ms. Spradley. Mr. Harding also served as a member of the Compensation Committee during fiscal 2019 until August 2018. Neither Mr. Harding nor any of the current members of the Compensation Committee has ever served as an officer or employee of Qorvo or had any relationship during the year ended March 30, 2019 that would be required to be disclosed pursuant to Item 404 of Regulation S-K. No interlocking relationships exist between our current Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of Qorvo's common stock as of June 13, 2019 (unless otherwise indicated) by (a) each person known by Qorvo to own beneficially more than five percent of the outstanding shares of our common stock, (b) each director and nominee for director, (c) the Named Executive Officers, and (d) all current directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or that are or may become exercisable within 60 days of June 13, 2019, and shares of restricted stock or restricted stock units that have vested or that will vest within 60 days of June 13, 2019, are deemed outstanding. These shares, however, are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and under applicable community property laws, each stockholder named in the table has sole voting and dispositive power with respect to the shares set forth opposite the stockholder's name. Unless otherwise indicated, the address of all listed stockholders is c/o Qorvo, Inc., 7628 Thorndike Road, Greensboro, North Carolina 27409-9421. None of our directors or executive officers has pledged our common stock.

	Beneficial Ownership	
Name of Beneficial Owner	Number of Shares	Percent of Class
The Vanguard Group (1)	13,471,745	11.41%
The Baupost Group, L.L.C. (2)	11,795,181	9.99%
Vulcan Value Partners, LLC (3)	11,521,778	9.76%
Capital Research Global Investors (4)	11,017,497	9.33%
BlackRock, Inc. (5)	8,899,634	7.54%
Ralph G. Quinsey (6)	402,809	*
Walden C. Rhines (7)	92,729	*
Robert A. Bruggeworth	90,460	*
Mark J. Murphy	64,578	*
Daniel A. DiLeo (8)	62,929	*
Walter H. Wilkinson, Jr.	39,392	*
Jeffery R. Gardner	32,198	*
James L. Klein (9)	31,549	*
Steven E. Creviston	27,652	*
Roderick D. Nelson (10)	20,143	*
David H.Y. Ho (11)	19,714	*
Jack R. Harding (12)	13,519	*
Charles S. Gibson	9,501	*
Paul J. Fego	8,290	*
Susan L. Spradley	7,209	*
Directors and executive officers as a group (16 persons) (13)	934,664	0.71%

* Indicates less than one percent

(1) Based upon information set forth in a Schedule 13G/A filed with the SEC on February 12, 2019 by The Vanguard Group, Inc. ("Vanguard") reporting the sole power to vote or direct the vote of 143,651 shares, sole power to dispose or direct the disposition of 13,300,502 shares, shared power to vote or direct the vote of 31,065 shares and shared power to dispose or direct the disposition of 171,243 shares. The address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(2) Based upon information set forth in a Schedule 13G/A filed with the SEC on February 13, 2019 by The Baupost Group, L.L.C., Baupost Group GP, L.L.C., and Seth A. Klarman ("Baupost") reporting the shared power to vote or direct the vote and shared power to dispose or direct the disposition of 11,795,181 shares. The address of Baupost is 10 St. James Avenue, Suite 1700, Boston, MA 02116.

(3) Based upon information set forth in a Schedule 13G/A filed with the SEC on February 14, 2019 by Vulcan Value Partners, LLC ("Vulcan") reporting the sole power to vote or to direct the vote of 10,354,808 shares and sole power to dispose or to direct the disposition of 11,521,778 shares. Vulcan disclaimed beneficial ownership of these shares pursuant to Exchange Act Rule 13d-4. The address of Vulcan is Three Protective Center, 2801 Highway 280 South, Suite 300, Birmingham, AL 35223.

(4) Based upon information set forth in a Schedule 13G/A filed with the SEC on February 14, 2019 by Capital Research Global Investors ("Capital Investors") reporting the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 11,017,497 shares. Capital Investors disclaimed beneficial ownership of these shares pursuant to Exchange Act Rule 13d-4. The address of Capital Investors is 333 South Hope Street, Los Angeles, CA 90071.

(5) Based upon information set forth in a Schedule 13G/A filed with the SEC on February 6, 2019 by BlackRock, Inc. ("BlackRock") reporting the sole power to vote or direct the vote of 7,803,266 shares and the sole power to dispose and to direct the disposition of 8,899,634 shares. As reported in the Schedule 13G/A, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Qorvo common stock, and no one person's interest in such Qorvo common stock is more than 5% of the total outstanding common shares. The address of BlackRock is 55 East 52nd Street, New York, NY 10055.

(6) Includes 274,703 shares of common stock issuable upon exercise of stock options. Includes 63,865 shares of common stock held in a trust for which Mr. Quinsey has sole dispositive power. Mr. Quinsey disclaims beneficial ownership of these 63,865 shares.

(7) Includes 48,585 shares of common stock issuable upon exercise of stock options. Includes 19,888 shares of common stock held in a trust for which Dr. Rhines has sole dispositive power. Dr. Rhines disclaims beneficial ownership of these 19,888 shares.

(8) Includes 35,800 shares of common stock issuable upon exercise of stock options.

(9) Includes 1 share of common stock issuable upon exercise of a stock option.

(10) Includes 17,796 shares of common stock issuable upon exercise of stock options.

(11) Includes 10,660 shares of common stock issuable upon exercise of stock options.

(12) Includes 7,850 shares of common stock issuable upon exercise of stock options.

(13) Includes 395,395 shares of common stock issuable upon exercise of stock options.

EXECUTIVE OFFICERS

Qorvo's executive officers are as follows:

Name	Age	Title
Robert A. Bruggeworth	58	President and Chief Executive Officer
Mark J. Murphy	51	Chief Financial Officer
Steven E. Creviston	55	Corporate Vice President and President of Mobile Products
James L. Klein	54	Corporate Vice President and President of Infrastructure & Defense Products
Paul J. Fego	62	Corporate Vice President of Global Operations
Gina B. Harrison	51	Vice President and Corporate Controller

Certain information with respect to our executive officers is provided below. Officers are appointed to serve at the discretion of the Board. Information regarding Mr. Bruggeworth is included in the director profiles set forth above.

Mark J. Murphy has served as Chief Financial Officer since June 2016. From October 2014 through February 2016, Mr. Murphy served as Executive Vice President and Chief Financial Officer of Delphi Automotive PLC, a global company that provides high-tech integrated solutions to the automotive sector, where he was responsible for all finance functions. Previously, Mr. Murphy served as an executive at Praxair, Inc., a global industrial gas supplier. He joined Praxair in 2000 in the treasury department and was named Finance Director of Praxair Electronics in 2002 and Managing Director of Electronic Components Services in 2005. The following year, he became Vice President of Finance for Praxair Asia, based in Shanghai. He was named President of Praxair Electronics in 2008, with global responsibility for products and technologies supplied to the semiconductor industry. In 2010, he was appointed Vice President and Controller of Praxair. In 2011, Mr. Murphy joined MEMC Electronic Materials, Inc., an electronics materials producer and solar energy project developer, as Senior Vice President and Chief Financial Officer. Mr. Murphy resigned from MEMC to rejoin Praxair as President of its Surface Technologies and Electronics Materials business in 2012 and concluded his service at Praxair as President of the U.S. Industrial Gases business, Praxair's largest division. Mr. Murphy has served as a director of Albany International Corp., a publicly traded developer and manufacturer of engineered components, since May 2019.

Steven E. Creviston has served as Corporate Vice President and President of Mobile Products since January 2015. Prior to the Business Combination, he was Corporate Vice President and President of Cellular Products Group, or CPG, for RFMD from August 2007 to January 2015. From May 2002 to August 2007, he served as Corporate Vice President of CPG, which was known as Wireless Products until 2004, for RFMD. Prior to 2002, he held various positions of increasing responsibilities at RFMD.

James L. Klein has served as Corporate Vice President and President of Infrastructure & Defense Products since January 2015. Mr. Klein joined Qorvo with more than 20 years of experience in the RF industry. Prior to the Business Combination, Mr. Klein was Vice President and General Manager of Infrastructure & Defense Products for TriQuint from September 2012 until January 2015 and he was Vice President Defense Products and Foundry Services from July 2011 until September 2012. Prior to joining TriQuint, Mr. Klein spent 13 years with Raytheon Space and Airborne Systems, most recently as the General Manager of the Advanced Products Center at Raytheon Space and Airborne Systems division where he was responsible for the design and manufacturing of advanced RF and microwave subsystems and components. Prior to Raytheon, Mr. Klein held positions with Texas Instruments where he focused on MMIC and Transmit/Receive module engineering.

Paul J. Fego has served as Corporate Vice President, Global Operations since July 2018. From January 2005 through August 2017, he served as Vice President and Manager, Worldwide Manufacturing Technology & Manufacturing Group of Texas Instruments, a leading global semiconductor and technology company, where he managed all of its wafer fabrication, assembly and test operations in nine countries. Previously, Mr. Fego served in several positions of increasing responsibility at Photronics, Inc., a global leader in photomask solutions for companies that manufacture semiconductors, flat panel displays and other electronic components, most recently as President and Chief Operating Officer from March 2002 to January 2005. Prior to joining Photronics to become its Chief Operating Officer in 1996, Mr. Fego served as Operations Director at ST Microelectronics Inc. from September 1989 to November 1996. Prior to joining ST Microelectronics, Mr. Fego served in various positions with Texas Instruments from 1980 to 1989.

Gina B. Harrison has served has Vice President and Corporate Controller since November 2015. She is a certified public accountant with 29 years of progressive leadership experience in corporate and public accounting. She joined RFMD in 2000 and held roles of increasing responsibility in financing reporting through March 2005. She served as RFMD's Director of Financial Reporting and Sarbanes-Oxley Compliance from April 2005 to December 2014 and served in that same role at Qorvo from January 2015 to October 2015. Prior to joining RFMD, Ms. Harrison held financial and accounting positions at Sara Lee Hosiery from 1992 to 2000 and at Price Waterhouse from 1990 to 1992.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

Compensation Program Highlights

It is Qorvo's policy to ensure that the total compensation of each of our CEO, our CFO and our next three most highly compensated executive officers, to whom we refer to collectively as the Named Executive Officers, rewards strong operating performance in the near term and completion of key initiatives that drive profitability and stockholder value in the longer term.

As part of our compensation policy, we provide base salary, short-term incentive opportunities and long-term equity-based incentive opportunities to our Named Executive Officers as follows:

- *Base salary*. Base salary accounts for approximately 10% of our CEO's target total direct compensation and approximately 19% of each of our other Named Executive Officer's target total direct compensation.
- *Short-term incentive awards*. Short-term incentive award opportunities account for approximately 15% of our CEO's target total direct compensation and approximately 17% of each of our other Named Executive Officer's target total direct compensation. Short-term incentive award opportunities are based on corporate performance relative to financial goals established by the Compensation Committee on a semi-annual basis and may be paid, at the Compensation Committee's discretion, in cash or in equity.
- *Long-term equity-based incentive awards*. Long-term equity-based incentive award opportunities consist of performance-based and service-based restricted stock unit awards, or RSUs, and account for approximately 75% of our CEO's target total direct compensation and approximately 64% of each of our other Named Executive Officer's target total direct compensation (excluding Mr. Fego's one-time "sign-on" service-based RSU award granted in August 2018).
  - *Performance-based awards*. Performance-based RSU awards generally account for 60% of the target total equity compensation of our Named Executive Officers. Performance-based awards linked to Company performance objectives approved by the Compensation Committee are earned based on the achievement of annual business goals that drive long-term stockholder value. Once earned, the awards support retention and reinforce long-term performance objectives during a two-year vesting time horizon.
  - *Service-based awards*. Service-based RSU awards generally account for 40% of the target total equity compensation of our Named Executive Officers. These awards provide important retention and medium-term and long-term incentives for our Named Executive Officers as these awards vest over a four-year period.

The following charts show the components of our Named Executive Officers' target total direct compensation mix and target long-term equity-based incentive awards for fiscal 2019:


Fixed Compensation
15%
Base Salary
16%
Short-Term
Incentives
TOTAL
COMPENSATION
MIX
69%
Long-Term
Incentives
At Risk Compensation


Service-Based RSUs
40%
EQUITY
COMPENSATION
MIX
60%
Performance-Based Company Objectives RSUs

The compensation packages of our CEO and our other Named Executive Officers are closely aligned with performance. A substantial majority of the target compensation mix is at-risk and performance-based, with 60% of our CEO's and 56% of our other Named Executive Officers' target total direct compensation being tied to performance. The following charts detail Qorvo's compensation mix for our CEO and our other Named Executive Officers (excluding Mr. Fego's one-time "sign-on" service-based RSU award granted in August 2018):


CEO
Long-Term
Performance-Based
30% Service-Based RSUs
10% Base Salary
15% Target Short-Term Incentive
60% PERFORMANCE-BASED COMPENSATION
45% Target Performance-Based RSUs
Other NEOs
Long-Term
Performance-Based
25% Service-Based RSUs
19% Base Salary
17% Target Short-Term Incentive
56% PERFORMANCE-BASED COMPENSATION
39% Target Performance-Based RSUs

We believe our executive compensation program provides a balanced and stable foundation for achieving our intended objectives. Our compensation philosophy emphasizes team effort, which we believe fosters quick adjustment and adaptation to the rapidly changing market conditions we routinely face in our industry. The focus on company rather than individual performance measurement in our incentive compensation programs helps us achieve not only our short-term and long-term goals, but also aligns the interests of our management team with those of the Company as a whole and our stockholders.

We refer to comparative industry data and consider other factors to establish each Named Executive Officer's range of base salary, short-term incentive award opportunities and long-term equity-based incentive award opportunities. The principal features of our compensation policies and practices include the following:

- We prohibit the backdating or spring-loading of equity awards.
- We prohibit the repricing of stock options or stock appreciation rights without stockholder approval.
- We do not provide "perquisites" to our executive officers.
- We prohibit any hedging of our securities by our directors and employees, including our executive officers.
- We prohibit any pledging of our securities by our directors and employees, including our executive officers.
- We have established stock ownership guidelines for our directors and our executive officers.
- We impose "clawback" restrictions in our senior officer equity awards in the event of certain prohibited conduct.
- We set aggregate equity award amounts at a level at or below the median of our peer group run rate, which has contributed to a level of stock plan overhang below the average of our peer group.

Fiscal 2019 Financial Performance Highlights

- In fiscal 2019, our overall revenue increased $116.8 million to $3,090.3 million as compared to $2,973.5 million in fiscal 2018, primarily due to higher demand for our mobile products in support of customers based in China as well as higher demand for our base station products, partially offset by weakness in marquee smartphone demand experienced by our largest end customer.
- In fiscal 2019, our gross margin was relatively flat at 38.7% as compared to 38.6% in fiscal 2018, with average selling price erosion offset by favorable changes in product mix.
- Our operating income in fiscal 2019 was $216.5 million as compared to $70.3 million in fiscal 2018, primarily due to lower intangible amortization, higher revenue and lower impairment charges on property and equipment.

Fiscal 2019 Compensation Highlights

At our fiscal 2018 annual meeting, our stockholders approved an advisory vote on the compensation of our Named Executive Officers for fiscal 2018, with more than 83% of the votes cast in favor of the advisory proposal. The Compensation Committee considered the results of this vote and the strong approval level expressed by our stockholders and did not make any material changes to the elements or objectives of our executive compensation program for fiscal 2019.

Base Salary

Effective as of the start of fiscal 2019, we increased the base salary for each of the Named Executive Officers by between 3% and 5%. These adjustments were finalized by the Compensation Committee with consideration given to competitive market data as well as the individual performance and the roles and responsibilities of each Named Executive Officer.

Short-Term Incentive Awards

Each of our Named Executive Officers was eligible to earn a short-term incentive award based on our financial performance during fiscal 2019. The actual incentive award earned was tied to our achievement of revenue and non-GAAP operating income goals, as described below, during two six-month performance periods during the year. As a result of our financial performance in the first half and second half of fiscal 2019, the Named Executive Officers received short-term incentive awards in amounts equal to 147.7% and 16.4%, respectively, of their target short-term incentive award opportunities (determined as a percentage of their base salary paid during the applicable six-month performance period).

Long-Term Incentive Awards

Our Named Executive Officers were also awarded long-term incentive awards in the form of performance-based RSUs, granted in May 2018, and service-based RSUs, granted in August 2018. Vesting of performance-based RSUs, which represented about 60% of the total long-term incentive award value granted, was tied to achievement of Compensation Committee-approved Company performance objectives. Vesting of these objectives-based RSUs was tied to securing specific design wins, making specific research and development, or R&D, improvements, making specific manufacturing-related improvements, qualifying specific product technologies, achieving certain financial metrics, and developing, implementing or demonstrating key informational technology, or IT, related capabilities, business processes, tools and systems.

For the objectives-based RSUs granted in fiscal 2019, we fully achieved seven of the ten pre-established Company performance objectives, partially achieved two of the objectives and did not achieve the one remaining objective (as discussed in more detail below). As a result, the Named Executive Officers earned their performance-based RSUs in amounts equal to 115% of their target number of units.

Fiscal 2017 was the final year in which the Company granted RSUs tied to relative total shareholder return, or TSR. In fiscal 2018, the Compensation Committee decided to no longer grant RSUs tied to relative TSR after determining, in consultation with management and its compensation consultant, that a greater emphasis on objectives-based RSUs would more effectively support our compensation objectives by creating a more direct link between Company performance and the compensation realized by our executive officers. Based on the performance of our common stock in fiscal 2019 in comparison to a benchmark index, the SPDR® S&P Semiconductor ETF (Symbol: XSD), no RSUs tied to relative TSR were earned by Messrs. Bruggeworth, Murphy, Creviston and Klein for the third and final year of the three-year award granted in fiscal 2017 because the threshold TSR level was not met. Mr. Fego did not receive any RSUs tied to relative TSR in fiscal 2017 because he joined Qorvo effective July 30, 2018. In August 2018, the Compensation Committee granted an objectives-based RSU award and a one-time "sign-on" service-based RSU award to Mr. Fego in connection with his appointment as our Corporate Vice President, Global Operations.

Executive Compensation Program

Executive Compensation Program Objectives and Philosophy

The objectives of Qorvo's executive compensation program are to enhance our ability to recruit and retain qualified management, motivate our executive officers and other employees to achieve established performance goals and ensure a strong element of congruity between the financial interests of our executive officers and our stockholders. We believe the competition in our industry for qualified executives, including our Named Executive Officers, is extremely strong. To attract and retain highly qualified employees, we must maintain an overall compensation package that is competitive with the compensation offered by the companies in our peer group and other competitors within our industry.

We do not establish goals tied to individual performance for our Named Executive Officers or other executive officers, although the Compensation Committee does evaluate individual performance when making compensation decisions. Rather, we believe strongly that focusing on the management team as a group and Company performance as a whole results in greater long-term success. Accordingly, we currently base all short-term incentive and long-term performance-based equity awards on the achievement of corporate financial and operational goals established by the Compensation Committee.

We also believe that substantial equity ownership provides important medium-term and long-term incentives and encourages the Named Executive Officers to take actions favorable to the long-term interests of Qorvo and our stockholders. Accordingly, long-term equity-based compensation makes up a significant portion of the overall compensation of our Named Executive Officers. Additionally, our executive officers, including our Named Executive Officers, are required to own shares of our common stock in accordance with our stock ownership guidelines, as described in more detail under "Compensation Decision-Making Processes – Other Compensation Policies and Practices" below.

Fiscal 2019 Executive Compensation Program Design

Our fiscal 2019 executive compensation program is designed to meet the objectives described above and consists of base salary, short-term incentive awards and long-term equity-based incentive awards. For our Named Executive Officers, base salary generally accounts for approximately 15% of their target total direct compensation. In addition, short-term incentive award opportunities, which may be paid in cash or equity at the Compensation Committee's discretion, generally account for approximately 16% of their target total direct compensation, while long-term equity-based incentive award opportunities are comprised of performance- and service-based RSUs and generally account for approximately 69% of their target total direct compensation.

Approximately 60% of the target total long-term equity-based incentive awards are performance-based, while the balance is service-based. The performance-based awards are linked to the achievement of annual Company objectives, which awards, if earned, vest one-half when earned over a one-year performance period and one-half over an additional two-year period. These performance-based awards are "at-risk" and do not contain any minimum guaranteed award.

Fiscal 2020 Executive Compensation Program Design

Shortly before the end of fiscal 2019, the Compensation Committee set the base salary and target short-term incentive award percentages for our Named Executive Officers for fiscal 2020. The base salary levels of the Named Executive Officers were increased by between 3% and 4%. No changes were made to the target short-term incentive award opportunity percentages for fiscal 2020 for the Named Executive Officers. These compensation levels were set based both on the performance, experience and criticality to us of our Named Executive Officers and on the compensation packages for executives who have similar positions and levels of responsibility at other publicly held U.S. manufacturers of semiconductors and other relevant products. Long-term performance-based equity awards were granted to our Named Executive Officers and other management team members for fiscal 2020 in May 2019 based on similar criteria.

Our qualified defined contribution 401(k) plan and nonqualified deferred compensation plan are the only retirement plans available to our employees in the United States. To complement these plans, we have made significant annual performance-based and service-based equity awards to our Named Executive Officers that have extended vesting periods or award terms. The purpose of these awards, which are discussed in more detail below, is to motivate and reward strong corporate performance and to retain valued executives. We also use long-term equity incentive awards to attract and recruit qualified executives. We believe that equity awards serve to align the interests of our Named Executive Officers with those of our stockholders by rewarding them for stock price growth. Because a significant percentage of our Named Executive Officers' target total direct compensation is in the form of equity awards with long-term vesting requirements and no guarantee of being earned, we believe our Named Executive Officers are motivated to take actions that will benefit the Company and our stockholders in the long term.

Compensation Decision-Making Processes

The Compensation Committee

The Compensation Committee, or the Committee, is appointed by the Board to exercise the Board's authority to set compensation of our officers (including the Named Executive Officers), to make recommendations to the Board regarding compensation of our non-employee directors and to administer our incentive compensation plans. See "Corporate Governance – Committees and Meetings – Compensation Committee," above. The current members of the Committee are Mr. Ho, Ms. Spradley, Dr. Rhines (Chair) and Mr. Wilkinson. The Committee typically meets in separate session in connection with regularly-scheduled meetings of the Board. In addition, the Committee often schedules special meetings, either by telephone or in person, as necessary to fulfill its duties. Meeting agendas are established by the Chair after consultation with the Chief Human Resources Officer, other members of the Committee and our CEO.

Role of the Compensation Consultant

During fiscal 2019, the Committee retained the compensation consulting firm Compensia, Inc., which we refer to as Compensia, to assist it with executive, equity and non-employee director compensation matters. The Committee selected Compensia based primarily on its principals' depth of experience in the technology industry and its prior performance as a consultant to the Committee. During fiscal 2018, Compensia supported the Committee in reviewing and finalizing the compensation of our Named Executive Officers. In addition, during fiscal 2019, Compensia worked with the Committee to help ensure that our compensation practices were appropriate for our industry and also provided an analysis of non-employee director compensation, in each case for the Committee's use in setting fiscal 2020 compensation. Compensia's recommendations to the Committee generally included suggested ranges for compensation or descriptions of policies that Compensia currently considers "best practices" in our industry.

During fiscal 2019, Compensia only worked for the Committee and performed no additional services for Qorvo or any of the Named Executive Officers. The Committee approved the engagement of Compensia, including the major projects to be performed and the proposed budget for such work. During fiscal 2019, neither the Committee nor our management used the services of any other compensation consultant other than Compensia. All the work performed by Compensia is performed at the direction of the Committee. In connection with its engagement of Compensia, the Committee considered the factors set forth in the listing standards of the Nasdaq and the relevant SEC rules on advisor independence and determined that Compensia was independent and that its engagement did not present any conflicts of interest.

Role of Executives in Establishing Compensation

During fiscal 2019, there was a continuing dialogue among our CEO, other members of management (particularly the Chief Human Resources Officer), Compensia and Committee members regarding compensation considerations. Each of these parties was and continues to be encouraged to propose ideas or issues for the Committee to consider and evaluate with respect to our compensation structure and philosophy.

The Committee, following consultation with Compensia, establishes the annual base salary, short-term incentive opportunities and long-term equity-based incentive opportunities for our CEO, Mr. Bruggeworth. Mr. Bruggeworth typically recommends to the Committee the annual base salary, short-term incentive award opportunities and long-term equity-based incentive award opportunities for the other members of the executive management team, including the other Named Executive Officers, for the Committee's review, modification and approval.

To assist the Committee in overseeing compensation practices, the Committee periodically requests that the Human Resources, Finance and Legal Departments' personnel gather and present information on compensation-related topics. Certain members of the executive management team or other employees therefore attended portions of some Committee meetings during fiscal 2019 to fulfill these requests. Our Chief Human Resources Officer attends substantially all of the Committee's meetings and typically serves as secretary of the meeting, but does not participate in executive sessions or any portion of any meeting where his own compensation was being determined. Our CEO also attended all of the Committee's meetings during fiscal 2019, but did not participate in any portion of any meeting where his own compensation was being determined. In addition, when deemed appropriate, the Committee held a portion of certain meetings during fiscal 2019 in executive session with only Committee members and, in some cases, Committee advisors present.

Use of Industry Comparative Data

We operate in a highly competitive industry in which retention of qualified personnel is a critical factor in operating a successful business. As such, we try to understand as much as possible about the total compensation levels and practices at other companies in our industry. With the help of Compensia, our CEO and our Chief Human Resources Officer, the Committee has developed a peer group of companies to better understand the competitive market for executive talent that it reviews at least annually and, if appropriate, adjusts periodically. The companies included in this peer group generally have revenue ranging from one-half to two and one-half times our annual revenue, market capitalizations ranging from one-third to three times our market capitalization and are in the semiconductor, semiconductor equipment and communications equipment business sectors. The peer group is constructed such that the median revenue size of the peer group is at or close to our projected annual revenue. At the time of the development of the peer group, Qorvo was at the 50th percentile of revenue and the 40th percentile of market capitalization of these companies. The peer group used in fiscal 2019 consisted of the following 14 companies:

Advanced Micro Devices, Inc.	KLA-Tencor Corporation	Microsemi Corporation
Analog Devices, Inc.	Lam Research Corporation	ON Semiconductor Corp.
Cirrus Logic, Inc.	Marvell Technology Group Ltd.	Skyworks Solutions, Inc.
Cree, Inc.	Maxim Integrated Products, Inc.	Xilinx, Inc.
Cypress Semiconductor Corporation	Microchip Technology Incorporated	

In consultation with Compensia, the Committee made changes to the peer group for fiscal 2019 to better align the group with Qorvo's revenue and market capitalization, and to account for mergers and acquisitions within our industry. Specifically, the Committee removed Linear Technology Company (which had been acquired by Analog Devices, Inc.) and NVIDIA Corporation (which had a market capitalization that exceeded ten times our market capitalization at the time of our peer group review) from the peer group. In addition to peer group data, the Committee also considers proprietary, broader-based semiconductor industry and technology sector compensation data for comparative purposes in setting compensation levels for certain executive positions for which data is not generally publicly available.

Other Compensation Policies and Practices

With the assistance of the Committee, Compensia and the executive management team, we have developed certain policies and practices that we relied upon during fiscal 2019 and that we expect to continue to rely upon during fiscal 2020:

- We generally have referred to peer group data to help establish base salaries and target short-term incentive award opportunities for each Named Executive Officer. When considering the peer group data to establish base salaries and short-term incentive award opportunities, the Committee also considers each Named Executive Officer's performance, level of responsibility in comparison to the other Named Executive Officers and internal equity and other considerations and then makes adjustments it deems appropriate.

- Short-term incentive award opportunities are linked to pre-established objective metrics for our operating performance during two six-month periods each fiscal year. As discussed in more detail below under "Elements of Compensation – Short-Term Incentive Opportunities," the target short-term incentive award opportunity is expressed as a percentage of the Named Executive Officer's base salary that is paid during the applicable performance period. The short-term incentive program is structured so that as the level of a Named Executive Officer's responsibility at Qorvo increases, his target short-term incentive award opportunity as a percentage of his total base salary and target short-term incentive award will also increase, resulting in a greater percentage of his short-term incentive compensation being at-risk and linked to our operating performance.

- A substantial amount of each Named Executive Officer's total long-term equity-based incentive compensation is performance-based. For fiscal 2019, our long-term performance-based equity awards were linked to our performance as measured against pre-established Company objectives. While each individual compensation component was set with reference to comparable data drawn from the peer group, taking into account the observations of Compensia as to best practices in our industry, the Committee established a policy that approximately 60% of the value of each Named Executive Officer's potential long-term equity awards should be performance-based. See "Elements of Compensation – Performance-Based Restricted Stock Unit Awards" below for more information.

- Targeted levels of equity awards (including both performance-based and service-based awards) for each Named Executive Officer, as is the case with base salary and short-term incentive award opportunities, are established after consideration of (a) comparable data drawn from the peer group; (b) each executive officer's base salary and short-term incentive award opportunity; (c) past accomplishments and performance; (d) overall responsibilities and anticipated performance required for the upcoming fiscal year; and (e) internal equity and other considerations.

- Our fiscal 2019 long-term performance-based equity awards were linked to achievement during the year of key Company projects or initiatives that the Committee believed had a strong potential to impact long-term stockholder value creation.

- In order to support the surviving family of an executive officer in the event of his or her death, for long-term equity-based incentive awards granted during or after fiscal 2016, both performance-based and service-based long-term equity awards will be treated as earned (at target levels if applicable) and fully vested in the event of the death of the executive officer prior to the end of the applicable performance or vesting period. Long-term performance-based equity awards will be eligible to be fully earned and vested to the extent performance goals are met in the event of death during or after the end of a performance period.

- To encourage our executive officers to keep a longer-term perspective of the Company as they approach retirement and to augment retirement savings, both performance-based and service-based long-term equity awards will remain outstanding and capable of being earned and/or of vesting in accordance with their terms following an executive officer's termination of employment unless such employment is terminated for cause, in which case any unearned or unvested portion of the award will be forfeited. Continuation of the award is conditioned on the departing executive officer's agreement to refrain from working for another company during the remaining vesting period and compliance with specified non-disclosure, confidentiality and other covenants. If the individual fails to satisfy these obligations, the remaining unearned or unvested portion of the award will be forfeited and any underlying shares of common stock that were earned and vested following termination and any gain from the sale of such shares will be subject to recoupment, or "clawback," by Qorvo.

- The Committee established aggregate RSU awards at or below the median peer group run rate for such awards. Our aggregate burn rate is below the 25th percentile of our peer group, and our total stock plan overhang, including outstanding awards and shares available for grant, is below the median of our peer group.

- Historically, we have used stockholder-approved plans and followed other grant practices that were intended to comply with Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, to ensure whenever reasonably feasible that performance-based short-term incentive awards and long-term equity-based incentive awards would be tax deductible by the Company. When designing the compensation structure for our executive officers, the Committee believes that it needs to continue to consider all relevant factors that attract, retain and reward talent. Therefore, the Committee will continue to maintain the flexibility to award compensation that may not be tax deductible. To date, we have not made any changes to our executive compensation program or to the policies and practices we follow in response to the elimination of the "performance-based compensation" exception to the deduction limit of Section 162(m) as a result of the Tax Cuts and Jobs Act (the "Tax Act").

- We prohibit the backdating or spring-loading of equity awards. To further that goal, we generally plan to grant service-based RSUs once a year to existing employees on or around the date of our annual meeting of stockholders, and performance-based RSU opportunities are established and granted once each year shortly after the beginning of the fiscal year.

- We prohibit the repricing of stock options or stock appreciation rights without stockholder approval.

- We do not provide "perquisites" to our executive officers.

- Our securities trading policy and Corporate Governance Guidelines prohibit any hedging of our securities by directors or employees, including our executive officers. This includes engaging in any type of short sale or purchasing any financial instrument (including prepaid variable forward contracts, equity swaps, collars and exchange traded funds) or engaging in any transaction that, in either case, hedges or offsets, or is designed to hedge or offset any risk of decrease in the market value of our common stock.

- Our securities trading policy and Corporate Governance Guidelines prohibit any pledging of our securities by directors or employees, including our executive officers. Accordingly, none of our directors or executive officers has pledged our common stock.

- Under our Corporate Governance Guidelines, we have established stock ownership guidelines for our non-employee directors, CEO and other executive officers, which provide that within five years of first becoming a director or executive officer, as applicable, they must own shares of our common stock with a specified value in the following amounts: for directors, three times their annual retainers; for the CEO, three times his base salary; and for other executive officers, one times their base salaries.

- As part of the Committee's regular process for determining whether performance-based compensation goals have been met, our Internal Audit Department reviews our performance against the applicable metrics for short-term incentive award opportunities and long-term performance-based equity compensation, confirms the level of achievement of the applicable metrics and issues a report to the Committee certifying the applicable calculations.

The Committee also has additional responsibilities with respect to our compensation practices, which are set forth in its charter and described in more detail under "Corporate Governance – Committees and Meetings – Compensation Committee," above.

Elements of Compensation

Compensation arrangements for our Named Executive Officers under our fiscal 2019 executive compensation program generally consisted of four components: (a) a base salary; (b) a performance-based, stockholder-approved short-term incentive program; (c) the grant of equity incentives in the form of performance-based and service-based RSUs; and (d) other compensation and employee benefits generally available to all of our employees, such as health insurance, group life and disability insurance and participation in our 401(k) plan, our nonqualified deferred compensation plan and our Employee Stock Purchase Plan, or ESPP. We believe our overall and individual incentive award practices are comparable to industry norms and contain sufficient performance-based elements. Accordingly, with respect to compensation decisions for fiscal 2020, we generally expect to follow practices similar to those used in fiscal 2019 except as noted below, although the Committee may modify such practices as it deems necessary or appropriate.

Base Salaries

The Committee reviews and establishes individual base salaries for our executive officers, including the Named Executive Officers, annually. In determining individual base salaries, the Committee considers peer group data, overall responsibilities and anticipated performance, past accomplishments and performance, labor market conditions and our overall annual budget guidelines for merit and performance increases. Effective as of the beginning of fiscal 2019, the Committee approved increases in the base salaries of each of the Named Executive Officers ranging from 3% to 5%, as shown in the table below:

Name	Fiscal 2018 Base Salary	Fiscal 2019 Base Salary	Percentage Increase
Robert A. Bruggeworth	$803,234	$827,341	3.0%
Mark J. Murphy	$489,250	$503,922	3.0%
Steven E. Creviston	$479,531	$493,917	3.0%
James L. Klein	$426,787	$448,136	5.0%
Paul J. Fego (1)	N/A	$444,995	N/A

(1) Mr. Fego was appointed as Corporate Vice President, Global Operations effective July 30, 2018.

The Committee generally does not strictly "benchmark" base salaries at specific peer group percentiles.

Short-Term Incentive Opportunities

A significant portion of each Named Executive Officer's annual target total direct compensation is intended to be at-risk and linked to our operating performance. Short-term incentives for our Named Executive Officers, as well as for all our other employees, when earned, are awarded pursuant to our Short-Term Incentive Plan. No minimum bonus is guaranteed.

The target short-term incentive award opportunity for each Named Executive Officer is expressed as a percentage of his base salary that is paid during the applicable performance period. The short-term incentive program is structured so that as a Named Executive Officer's responsibility at Qorvo increases, his target short-term incentive award opportunity as a percentage of his potential total annual compensation will also increase. For fiscal 2019, the target short-term incentive award opportunity was 150% of base salary for Mr. Bruggeworth, 90% for each of Messrs. Murphy, Creviston and Klein and 75% for Mr. Fego. This reflects the Committee's view that Mr. Bruggeworth, as our CEO, bears overall management responsibility for Qorvo, while our other Named Executive Officers have more narrow responsibilities tied to a particular business unit or function.

For fiscal 2019, the short-term incentive award opportunities were based on two separate six-month performance periods. The metrics used to measure performance were revenue and non-GAAP operating income. For purposes of the short-term incentive awards, non-GAAP operating income was calculated excluding stock-based compensation expense, amortization of intangible assets, restructuring costs, acquisition and integration related costs, start-up costs, asset impairment and accelerated depreciation, and certain non-cash expenses. The revenue and non-GAAP operating income metrics each had an established threshold, target and maximum level, and each constituted 50% of the total short-term incentive award opportunity during each six-month performance period. For the first six months of fiscal 2019, the target levels for revenue and non-GAAP operating income were approximately 100% of the corresponding amounts in our annual operating plan as approved by the Board. Each Named Executive Officer had the opportunity to earn a short-term incentive award in an amount between 15% and 200% of the executive officer's target short-term incentive award opportunity depending on our actual level of revenue and non-GAAP operating income during the performance period. No minimum bonus was guaranteed. The short-term incentive award earned for each metric was determined on a linear basis for performance between the threshold and maximum levels for such metric. As a result of our performance in the first six months of fiscal 2019, our Named Executive Officers received short-term incentive awards at 147.7% of their target short-term incentive award opportunity for this semi-annual performance period. The following table sets forth the short-term incentive metrics and the actual results achieved for the first six-month performance period:

First Half of Fiscal 2019 Short-Term Incentive Components, Performance Range and Results Achieved

Performance Metric	Threshold	Target	Maximum	Achieved Results	Short-Term Incentive Percentage Achieved	Weighting	Payout % Factor
Revenue	$1,225.8M	$1,442.1M	$1,658.4M	$1,577.1M	162.4%	50%	81.2%
Non-GAAP Operating Income	$ 253.3M	$ 361.8M	$ 470.3M	$ 397.6M	133.0%	50%	66.5%
							147.7%

We used a similar methodology to set our short-term incentive award targets for the second half of fiscal 2019 based on our updated annual operating plan, as approved by the Board. For the second six months of fiscal 2019, the target level for revenue and operating income was approximately 100% of the corresponding amount in our updated annual operating plan. Based on our performance in the second six months of fiscal 2019, our Named Executive Officers earned short-term incentive awards equal to 16.4% of their target short-term incentive award opportunity for this semi-annual performance period. The following table sets forth the short-term incentive metrics and the actual results achieved for the second six-month performance period:

Second Half of Fiscal 2019 Short-Term Incentive Award Components, Performance Range and Results Achieved

Performance Metric	Threshold	Target	Maximum	Achieved Results	Short-Term Incentive Percentage Achieved	Weighting	Payout % Factor
Revenue	$1,545.9M	$1,818.7M	$2,091.5M	$1,513.2M	0.0%	50%	0.0%
Non-GAAP Operating Income	$ 420.8M	$ 601.2M	$ 781.6M	$ 428.7M	32.7%	50%	16.4%
							16.4%

Our results for the second half of the year resulted in short-term incentive awards of less than 50% of the target amount, driven by operating performance that was disappointing both to our senior management and to the Committee. Consistent with the policy previously adopted by the Committee, the short-term incentive award for the second half of fiscal 2019 for our senior management, including our Named Executive Officers, was paid by delivery of RSUs with a value on the grant date equal to the dollar value of the short-term incentive award earned. The RSUs are subject to a six-month vesting term. The decision to pay the short-term incentive award in time-vesting RSUs rather than cash was intended to place an ongoing emphasis on the performance of the Company and, in particular, the areas of underperformance during the second half of fiscal 2019 that led to results below our targeted levels of achievement. As a result of this decision, the compensation ultimately realized by our senior management team would continue to be impacted, whether positively or negatively, by our stock price performance during the first half of fiscal 2020.

As our performance in 2019 demonstrates, our short-term incentive compensation targets are intended to reward performance measured against our Board-approved operating plans. For fiscal 2019, the total annual compensation (base salary plus short-term incentive awards at target) was generally aligned with the market practices among peers, with the potential to earn up to 200% of the total short-term incentive target for strong performance.

For fiscal 2020, the Committee has determined to follow the same approach for measuring short-term incentive award opportunities based on two separate six-month performance periods, again using revenue and non-GAAP operating income as the metrics for the first six-month period. Each metric has an established threshold, target and maximum level, and will constitute 50% of the total short-term incentive award opportunity. The Committee continues to believe that revenue and non-GAAP operating income are the two key metrics that will drive stockholder value creation in fiscal 2020. Each Named Executive Officer has the opportunity to earn a short-term incentive award in an amount between 15% and 200% of such executive officer's fiscal 2020 target short-term incentive award opportunity expressed as a percentage of such executive officer's base salary during the first six-month period, depending on our actual level of revenue and non-GAAP operating income. For fiscal 2020, the Committee established the same target short-term incentive award opportunities for the Named Executive Officers as they had for fiscal 2019. The short-term incentive award earned for each metric will be determined on a linear basis for performance between threshold and maximum levels for such metric. The Committee expects to establish the performance metrics for the second portion of the short-term incentive award for fiscal 2020, which is expected to be based on performance during the third and fourth quarters of fiscal 2020, during the third quarter of fiscal 2020.

Consistent with our industry and following consultation with Compensia, the Committee has capped the maximum amount of the fiscal 2020 short-term incentive awards at two times each employee's respective target short-term incentive award opportunity (subject also to the fiscal year award limitation of $5,000,000 per participant applicable under the Short-Term Incentive Plan).

The fiscal 2020 threshold, target and maximum levels of revenue and non-GAAP operating income were derived from our internal annual operating plan, as approved by the Board, which is not disclosed publicly for competitive reasons. These performance levels constitute confidential commercial and strategic financial information, and we believe that prospective disclosure of these targets would result in competitive harm to the Company. The Committee believes that the target levels of performance are challenging and reflect desired above-market performance, and thus typically would not be achieved all the time. At the time the performance goals were established, the Committee also believed that performance at a level above the target level would be difficult, but not impossible, to achieve. The Committee recognizes that the likelihood of achievement in any given year may be different and believes that the payout should be appropriate for the performance, regardless of how often it may happen.

Performance-Based Restricted Stock Unit Awards

For fiscal 2019, the Named Executive Officers received a performance-based RSU award opportunity to be earned based on our achievement of certain pre-established Company performance objectives, or Objectives-based RSUs. No minimum level of equity award was guaranteed. The Objectives-based RSUs are designed to ensure that approximately 60% of the total target value of each Named Executive Officer's annual long-term equity-based incentive opportunity is linked to project milestones or key initiatives that the Committee believed had a strong potential to impact long-term stockholder value creation.

The Objectives-based RSUs granted in fiscal 2019 were eligible to be earned based on our actual performance as measured against ten performance objectives approved by the Committee. The number of RSUs earned is determined by the objectives met and the specific payout percentage that was assigned to each of those objectives. Depending on the number of objectives met, each Named Executive Officer could have earned up to 150% of the target number of Objectives-based RSUs. We believe the Objectives-based RSUs advance our achievement of long-term financial and operational goals and help ensure our continued performance as an industry leader. These goals were Company-based, and the performance achieved applied to the executive management team as a group; none of the objectives were individually-based. The following table describes the performance objectives for fiscal 2019, along with the rationale, weighting, performance assessment and payout for each:

Performance Objective[1]	Rationale for Selection of Objective	Weighting[2]	Performance Assessment[3]	Percent Payout
Secure specific Mobile Product design wins	Increase revenue, expand margins, address customer requirements and develop key technologies	25%	Partial Achievement	10%
Complete internal transfer of a semiconductor process technology[4]	Reduce capital expenditures and improve R&D efficiency	20%	Complete	20%
Complete automation solutions for internal assembly operations	Improve monitoring of assembly operations and ability to address problems	15%	Complete	15%
Implement quality control system improvements	Earlier detection and containment of product quality issues	15%	Complete	15%
Achieve revenue target for a specific business	Continue to demonstrate growth in a strategic product line	15%	Missed	0%
Develop new packaging technologies	Meet technology roadmap for critical products	15%	Complete	15%
Deploy lean principles to improve R&D efficiency	Implement framework to improve efficiency and productivity of R&D processes	10%	Complete	10%
Implement new processes to improve manufacturing systems	Improve manufacturing operations, including quality and yields	15%	Complete	15%
Implement new features for product development software tool	Improve R&D processes, reduce costs and reduce product development cycle times	10%	Complete	10%
Qualify advanced BAW technologies	Improve revenue, reduce product costs and increase factory capacity	10%	Partial Achievement	5%
Total:		**150%**		**115%**

(1) Eight of the objectives contained between two and four related sub-objectives that carried separate weightings and could be separately met.

(2) Weightings are assigned based on the perceived strategic importance of each objective.

(3) The performance period was our fiscal year ended March 30, 2019, except for one objective that had a performance period that ended June 30, 2019.

(4) In August 2018, the Committee approved a modification to this objective after it determined that one of the two sub-objectives, with a weighting of 10%, was rendered impossible to achieve due to conditions outside of Qorvo's control. As a result, the weighting of the sub-objective was transferred to the other sub-objective, resulting in a new aggregate weighting of 20% for this objective.

Based on our actual performance against the pre-established performance objectives, each Named Executive Officer earned 115% of his target number of Objectives-based RSUs, as shown in the following table:

Name	Target Number of Objectives-Based RSUs	Maximum Number of Objectives-Based RSUs	Actual Number of Objectives-Based RSUs Earned
Robert A. Bruggeworth	44,882	67,323	51,614
Mark J. Murphy	12,343	18,514	14,194
Steven E. Creviston	14,961	22,441	17,204
James L. Klein	11,221	16,831	12,904
Paul J. Fego	7,480	11,220	8,601

The number of RSUs earned by the Named Executive Officers listed above will vest over a three-year period, with 50% having vested upon certification of the level of achievement of the awards and the remaining 50% vesting in equal annual installments over each of the following two years.

We believe that the level of performance required to satisfy the objectives and reach the target award level should not be easily achievable. When the Committee established the objectives for fiscal 2019, it assigned an expected degree of difficulty of achieving each objective or sub-objective, as applicable, as either "low," "medium" or "high." Four of the objectives were rated as highly difficult to accomplish within the performance period. Four of the objectives were rated with medium difficulty, while the two remaining objectives included three sub-objectives rated with high difficulty, two sub-objectives rated with medium difficulty, and one sub-objective rated with low difficulty. The Committee believes that earning any awards equal to or greater than the target level of 100% should be difficult, but still possible, to achieve. We recognize, however, that the likelihood of achievement of any level of award in any given year may be different, and believe that the amount of the award should be appropriate for the performance, regardless of how often it may happen. No minimum level of award is guaranteed. In addition, the Committee believes it is inherently difficult to predict whether these performance goals will be met. The Committee believes that one of the most important benefits to Qorvo from the use of the Objectives-based RSUs is the focused emphasis by all participating employees on attaining the objectives as a team, including a monthly management review of the status of each objective by responsible employees.

In fiscal 2017, certain of the Named Executive Officers received a performance-based RSU award opportunity to be earned based upon our TSR in comparison to the TSR of a benchmark index, or the TSR Performance RSUs. The TSR Performance RSUs may be earned and vest over one-year, two-year and three-year performance periods. In fiscal 2018 the Committee decided to remove TSR Performance RSUs from the performance-based equity compensation mix after determining, in consultation with management and the Committee's compensation consultant, that a greater emphasis on objectives-based RSUs would more effectively align the incentives of our executive officers with the interests of our stockholders over a long term horizon.

In fiscal 2019, recipients were eligible to earn shares based on a three-year TSR performance period for the awards granted in fiscal 2017 (the "2017 TSR Performance RSUs"). The number of TSR Performance RSUs earned is determined based on our TSR performance measured against the TSR of the SPDR® S&P Semiconductor ETF (Symbol: XSD), during the three-year performance period. TSR is measured by taking the average share price during the final 90 days of the relevant TSR performance period divided by the average share price during the 90-day period preceding the fiscal year in which the TSR Performance RSUs were granted. In the case of the benchmark index, the calculation of TSR also assumed reinvestment of dividends as of the ex-dividend date (Qorvo did not pay dividends during the performance period). If the threshold TSR level specified in the relevant award agreement was met in a TSR performance period, the Named Executive Officer would earn a number of shares equal to the target number of common shares multiplied by the applicable percentage assigned to such TSR performance level. If the threshold was not met, no award would be earned. Depending on our relative TSR performance over the three TSR performance periods, the Named Executive Officer could earn up to 200% of the target number of TSR Performance RSUs. In addition, under our TSR program, one-half of the award based on a two-year performance period for the 2017 TSR Performance RSUs that were not earned in fiscal 2018 were forfeited and one-half was carried over for one year, and combined with the third-year tranche and eligible to be earned in fiscal 2019 based on our TSR performance over a three-year period.

For the 2017 TSR Performance RSUs, our three-year TSR performance was 51.36% compared to the TSR of the SPDR® S&P Semiconductor ETF of 84.18%. Accordingly, no 2017 TSR Performance RSUs were earned by Messrs. Bruggeworth, Murphy, Creviston and Klein because the threshold TSR level was not met, as reflected in the following table:

Name	Target 2017 TSR-Based RSUs	Maximum 2017 TSR-Based RSUs	Actual 2017 TSR-Based RSUs Earned
Robert A. Bruggeworth	11,008	22,016	0
Mark J. Murphy	3,753	7,506	0
Steven E. Creviston	4,503	9,006	0
James L. Klein	3,504	7,008	0

Mr. Fego was not granted, and, therefore, was not eligible to earn, any 2017 TSR Performance RSUs because he joined Qorvo effective July 30, 2018. Under our TSR program, the 2017 TSR Performance RSUs that were not earned in fiscal 2019 were forfeited.

In May 2019, we granted Objectives-based RSUs for fiscal 2020 to our executive officers, including our Named Executive Officers. We generally used the same criteria we used in fiscal 2019 in setting these awards.

Each award will be earned by each Named Executive Officer to the extent the Company achieves at least one, and up to ten, pre-established performance objectives selected by the Committee. Named Executive Officers may earn up to 150% of the target number of Objectives-based RSUs if all ten Company performance objectives are met in full. Six of the performance objectives have between two and four sub-objectives that can be separately met. The fiscal 2020 objectives relate to securing specific design wins, making specific R&D-related improvements, implementing or realizing specific manufacturing-related improvements, developing or qualifying specific product and process technologies, and developing, implementing or demonstrating key IT-related capabilities, business processes, tools and systems.

We conditioned post-termination vesting of performance-based RSUs for senior officers on compliance with certain non-competition, non-disclosure, confidentiality and other covenants. The award, any underlying shares that vested following termination of employment and any gain from the sale of such shares will be subject to recoupment or "clawback" by Qorvo if such covenants are violated during the post-termination vesting period.

Service-Based Restricted Stock Unit Awards

For fiscal 2019, the Committee granted service-based RSUs to our executive officers, including our Named Executive Officers. The amount of each award was determined by the Committee in August 2018 following our annual meeting of stockholders upon consideration of (a) peer group data, (b) each executive officer's base salary, short-term incentive award opportunities and performance-based RSU opportunities, (c) overall responsibilities and anticipated performance required for the upcoming fiscal year, and (d) past accomplishments and performance. Consistent with the Committee's philosophy of promoting performance-based compensation, service-based RSUs generally approximate 40% of the total target value of all annual long-term equity-based incentive opportunities. The RSUs generally are expected to vest over a four-year period, with 25% vesting on each anniversary of the award date. The following table sets forth the number of service-based RSUs granted to each Named Executive Officer, with additional detail regarding the awards set forth in the "2019 Grants of Plan-Based Awards Table."

Name	Service-Based RSUs
Robert A. Bruggeworth	28,169
Mark J. Murphy	7,746
Steven E. Creviston	9,390
James L. Klein	7,042
Paul J. Fego	4,695

In fiscal 2020, we again expect to grant service-based RSUs to certain members of the executive management team, including our Named Executive Officers, following the annual meeting of stockholders. We expect to continue to use the same criteria we used in fiscal 2019 in setting these awards.

We expect to condition post-termination vesting of service-based RSUs for senior officers on compliance with certain non-competition, non-disclosure, confidentiality and other covenants. The award, any underlying shares that vest following termination of employment and any gain from the sale of such shares will be subject to recoupment or "clawback" by the Company if such covenants are violated during the post-termination vesting period.

One-Time Sign-on Award

In connection with the appointment of Mr. Fego as our Corporate Vice President, Global Operations effective July 30, 2018, the Committee granted him with a one-time service-based RSU award with an initial value of $1,300,000, which vests annually in four equal installments. The one-time equity award was intended to encourage him to join the Company, to provide him with a meaningful equity stake in the Company and for retention purposes.

Other Employee Benefits

Our executive officers are eligible to participate in the same employee benefit plans generally available to all our employees, including health insurance, group life and disability insurance, 401(k) and employee stock purchase plans. We also maintain a non-qualified deferred compensation plan under which eligible employees, including our Named Executive Officers, may elect to defer the receipt of a portion of their base salary and some or all of their short-term incentive compensation, to the extent paid in cash. We do not provide any matching contributions under our deferred compensation plan, nor do we guarantee any minimum rate of return. None of our Named Executive Officers has elected to defer compensation under our non-qualified deferred compensation plan.

Perquisites

Our executive officers do not receive any perquisites or other personal benefits. We believe that perquisites are viewed by some of our stockholders and employees as being discriminatory in nature and, as such, we have taken the position that these highly visible (and sometimes controversial) benefits are not necessary to implement our current compensation philosophy and structure.

Tax Considerations

Section 162(m) of the Code generally limits Qorvo's federal income tax deduction for any compensation in excess of $1 million paid to certain executive officers (generally, Qorvo's chief executive officer and other named executive officers excluding Qorvo's chief financial officer, in the case of tax years commencing before January 1, 2018). However, in the case of tax years commencing before January 1, 2018, the statute exempted qualifying performance-based compensation from the deduction limit if certain requirements were met. While the Committee has historically attempted to maximize the tax deductibility of executive compensation, the Committee has always maintained the flexibility to award compensation that may not be tax-deductible.

Section 162(m) was amended in December 2017 by the Tax Act to eliminate the exemption for performance-based compensation and to expand the group of current and former executive officers who may be covered by the deduction limit, subject to a transition rule for compensation payable pursuant to a written binding contract that was in effect on November 2, 2017, that is not materially modified after that date, and which compensation otherwise would have been deductible under Section 162(m) prior to the amendments made by the Tax Act. The changes made by the Tax Act apply to tax years commencing after December 31, 2017.

As a result of the changes made by the Tax Act, short-term and long-term equity-based incentive awards granted or other compensation provided under arrangements entered into on or after April 1, 2018 (Qorvo's first tax year commencing after December 31, 2017) will not be tax deductible to the extent they result in compensation to certain executive officers that exceeds $1 million in any one year for any such officer. When designing the compensation structure for our executives, the Committee believes that it needs to consider all relevant factors that attract, retain and reward talent. Therefore, the Committee will continue to maintain the flexibility to award compensation that may not be tax deductible.

Employment Agreement and Offer Letter Agreement

In connection with the Business Combination, Qorvo assumed the employment agreement previously entered into between RFMD and our CEO, Mr. Bruggeworth, as required by the terms of that agreement. The Committee believes the employment agreement helps ensure that Mr. Bruggeworth will devote a significant portion of his time on long-term strategic initiatives that are in our best interests, including those that may not be in his personal best interests. Mr. Klein is also a party to an employment offer letter agreement with TriQuint pursuant to which he will receive benefits in the event of the termination of his employment by the Company without cause or by Mr. Klein for good reason other than in connection with a change in control of the Company. Qorvo assumed this offer letter agreement in connection with the Business Combination. The terms of Mr. Bruggeworth's agreement and Mr. Klein's offer letter agreement are described in more detail below in the section entitled "Potential Payments upon Termination or Change-in-Control."

Change in Control Agreements

We have entered into change-in-control agreements with each of our Named Executive Officers and certain other members of our executive management team. We entered into these arrangements to acknowledge the respective employee's importance to us and our stockholders and to attempt to avoid the distraction and loss of key management personnel that may occur in connection with rumored or actual fundamental corporate organizational changes. The terms of these change-in-control arrangements are described in more detail below in the section entitled "Potential Payments Upon Termination or Change in Control."

Conclusion

We believe our executive compensation program provides a balanced and stable foundation for rewarding our Named Executive Officers for achieving Qorvo's corporate objectives. Based on our financial performance in fiscal 2019, the Named Executive Officers received short-term incentive awards at 147.7% of their fiscal 2019 target percentage of base salary paid in the first six months of fiscal 2019 and 16.4% of their fiscal 2019 target percentage of base salary paid in the second six months of fiscal 2019. These awards reflect operating performance by the Company above the threshold performance level required for an award, with the first six-month period of fiscal 2019 demonstrating strong performance that exceeded the target levels reflected in our Board-approved annual operating plan, and the second six-month period reflecting performance below the target levels reflected in our Board-approved updated annual operating plan. The Committee believes the award levels match the Company's performance against its plan in fiscal 2019. In addition, as a result of the achievement of seven of the ten objectives in full and partial achievement of two of the three remaining objectives, our executive officers, including the Named Executive Officers, earned their objectives-based RSUs at 115% of target. The Committee believes that accomplishment of these objectives will position the Company for improved operating performance in fiscal 2020 and beyond. Finally, based on the performance of our stock price in fiscal 2019 in comparison to a benchmark index, no 2017 TSR Performance RSUs were earned in the third and final year of our TSR program.

Our executive compensation philosophy emphasizes team effort, which we believe fosters rapid adjustment and adaptation to fast-changing market conditions. We believe that our combination of short-term incentive awards and long-term service-based and performance-based RSUs helps us achieve our long-term goals and will continue to align the interests of our executive officers, including the Named Executive Officers, with those of Qorvo and our stockholders during fiscal 2020 and beyond.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis that accompanies this report with our management. Based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in our Annual Report on Form 10-K for the year ended March 30, 2019 by incorporation by reference to this proxy statement.

Except for the Annual Report on Form 10-K described above, this Compensation Committee Report is not incorporated by reference into any of our previous or future filings with the SEC, unless any such filing explicitly incorporates this Report.

The Compensation Committee

Walden C. Rhines (Chair)
David H. Y. Ho
Susan L. Spradley
Walter H. Wilkinson, Jr.

Summary Compensation Table

The following table summarizes the compensation of the Named Executive Officers for the fiscal years ended March 30, 2019, March 31, 2018 and April 1, 2017. We use a 52- or 53-week fiscal year ending on the Saturday closest to March 31 of each year.

Name & Principal Position	Year	Salary ($)	Stock Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($) (3)	Total Compensation ($)
Robert A. Bruggeworth, President and Chief Executive Officer	2019	826,412	6,015,423	1,133,084	9,820	7,984,739
	2018	802,936	5,399,959	729,663	9,219	6,941,777
	2017	794,398	4,854,843	940,604	9,340	6,599,185
Mark J. Murphy, Chief Financial Officer (4)	2019	503,364	1,654,237	414,075	9,465	2,581,141
	2018	488,002	1,599,950	263,751	9,201	2,360,904
	2017	367,784	4,324,853	194,903	18,884	4,906,424
Steven E. Creviston, Corporate Vice President and President of Mobile Products	2019	493,364	2,005,197	405,912	9,741	2,914,214
	2018	479,169	2,000,022	259,923	9,526	2,748,640
	2017	469,601	1,985,711	333,618	9,386	2,798,316
James L. Klein, Corporate Vice President and President of Infrastructure & Defense Products	2019	447,305	1,503,875	366,459	8,417	2,326,056
	2018	426,387	1,400,050	230,703	8,029	2,065,169
	2017	415,912	1,544,793	295,475	8,026	2,264,206
Paul J. Fego Corporate Vice President, Global Operations (5)	2019	282,404	2,328,286	66,358	8,387	2,685,435

(1) Represents the aggregate grant date fair value of performance-based and service-based restricted stock units granted during the fiscal years shown calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification Topic 718, Compensation-Stock Compensation, or ASC Topic 718, rather than an amount paid to or realized by the Named Executive Officer, disregarding the estimate of forfeitures related to performance-based and service-based, as applicable, vesting conditions. The aggregate grant date fair value is the amount we expect to expense in our financial statements over the award's vesting schedule. See "*Stock-Based Compensation*" in Note 14 of the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended March 30, 2019 (the "10-K") for the assumptions used to calculate grant date fair value. The actual amounts, if any, ultimately realized may differ from the ASC Topic 718 grant date fair value amounts. See the "2019 Grants of Plan-Based Awards Table" on page 36 for information on grants awarded in fiscal year 2019.

(2) Represents amounts paid under our Short-Term Incentive Plan. For the second half of fiscal year 2019, the short-term incentive awards were settled in the form of RSUs with a value on the grant date equal to the dollar value of the short-term incentive earned. The RSUs vest six months from the grant date, subject to the Named Executive Officer's continued employment. The grant date was the date that the second half of fiscal year 2019 incentive awards were approved by the Compensation Committee. See "Compensation Discussion and Analysis – Elements of Compensation – Short-Term Incentive Opportunities" for information on the Short-Term Incentive Plan.

(3) Represents company matching contributions to the accounts of the Named Executive Officers under our 401(k) plan, and for Mr. Murphy, a payment of $6,735 for relocation expenses in fiscal year 2017.

(4) Mr. Murphy was appointed as Chief Financial Officer effective June 6, 2016.

(5) Mr. Fego was appointed as Corporate Vice President, Global Operations effective July 30, 2018.

2019 Grants of Plan-Based Awards Table

The following table provides information on restricted stock unit awards and plan-based short-term incentive awards granted to or earned by each of our Named Executive Officers with respect to fiscal year 2019. The actual amounts, if any, ultimately realized may differ from the amounts set forth in the "Grant Date Fair Value of Stock and Option Awards" column.

| Name | Grant Date (1) | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (2) | | | Estimated Possible Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | Grant Date Fair Value of Stock and Option Awards ($) (5) |
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Robert A. Bruggeworth	N/A	0	1,241,011	2,482,022					
	5/10/2018 (3)				1,122	44,882	67,323		3,615,424
	8/7/2018 (4)							28,169	2,399,999
Mark J. Murphy	N/A	0	453,529	907,059					
	5/10/2018 (3)				309	12,343	18,515		994,278
	8/7/2018 (4)							7,746	659,959
Steven E. Creviston	N/A	0	444,525	889,050					
	5/10/2018 (3)				374	14,961	22,442		1,205,169
	8/7/2018 (4)							9,390	800,028
James L. Klein	N/A	0	403,322	806,645					
	5/10/2018 (3)				281	11,221	16,832		903,897
	8/7/2018 (4)							7,042	599,978
Paul J. Fego	N/A	0	333,746	667,493					
	8/5/2018 (3)				187	7,480	11,220		628,280
	8/5/2018 (6)							15,443	1,299,992
	8/7/2018 (4)							4,695	400,014

(1) Equity awards granted to the Named Executive Officers were made pursuant to our 2012 Plan. See "Equity Compensation Plans – 2012 Stock Incentive Plan – Qorvo, Inc.," below for more information. The grant date above is determined in accordance with ASC Topic 718.

(2) Each Named Executive Officer participates in our Short-Term Incentive Plan. The short-term incentive award earned by each Named Executive Officer is shown in the Summary Compensation Table under the column captioned "Non-Equity Incentive Plan Compensation." Short-term incentive awards are earned based on attainment of Company operating performance goals based on two six-month performance periods. The short-term incentive opportunities available under the Short-Term Incentive Plan are described in greater detail under "Compensation Discussion and Analysis – Elements of Compensation – Short-term Incentive Opportunities."

(3) Information in this row reflects the Objectives-based RSU awards granted under our 2012 Plan. Objectives-based RSUs are earned, if at all, at the end of a specified performance period based on achievement of pre-established performance goals, with 50% vesting at the end of the performance period and the remaining 50% vesting in equal installments over the following two years. In the event of termination of employment other than for cause, these performance-based RSU awards granted to a Named Executive Officer will continue to be capable of being earned and vest over the original vesting term as if the Named Executive Officer had remained an employee of Qorvo subject to the Named Executive Officer's compliance with certain restrictive covenants and other conditions. For a detailed discussion of the performance-based RSU awards, see "Compensation Discussion and Analysis – Elements of Compensation – Performance-Based Restricted Stock Unit Awards," above.

(4) These service-based RSU awards were granted under our 2012 Plan and vest in increments of 25% per year over a period of four years. In the event of termination of employment other than for cause, the service-based RSU awards granted to a Named Executive Officer generally will continue to vest over the original vesting term as if the Named Executive Officer had remained an employee of Qorvo subject to the Named Executive Officer's compliance with certain restrictive covenants and other conditions. For a detailed discussion of the service-based RSU awards, see "Compensation Discussion and Analysis – Elements of Compensation – Service-Based Restricted Stock Unit Awards."

(5) These amounts do not reflect compensation actually received by the Named Executive Officer. Amounts presented represent the aggregate grant date fair value calculated in accordance with ASC Topic 718 of our common stock awards granted during the fiscal year. See "*Stock-Based Compensation*" in Note 14 of the Notes to the Consolidated Financial Statements set forth in the 10-K for the assumptions used to calculate the grant date fair value of the awards. The actual amount of the stock award ultimately realized upon vesting may differ from the aggregate grant date fair value.

(6) These service-based RSU awards were granted under our 2012 Plan and vest in increments of 25% per year over a period of four years, and represent a "sign-on" award granted to Mr. Fego. For a detailed discussion of the sign-on award, see "Compensation Discussion and Analysis – Elements of Compensation – One-Time Sign-on Award," above.

Equity Compensation Plans

The discussion that follows describes the material terms of our principal equity compensation plans in which the Named Executive Officers participate. The material terms of the employment agreement entered into by RFMD and Mr. Bruggeworth and assumed by Qorvo in connection with the Business Combination and the offer letter agreement entered into by TriQuint and Mr. Klein and assumed by Qorvo in connection with the Business Combination, and the change in control arrangements applicable to our Named Executive Officers are described under "Potential Payments Upon Termination or Change-in-Control" below.

2012 Stock Incentive Plan – Qorvo, Inc.

The Company currently grants equity awards to eligible employees, directors and independent contractors under the 2012 Stock Incentive Plan (the "2012 Plan"), which was approved by RFMD's shareholders on August 16, 2012 and assumed by the Company in connection with the Business Combination. Under the 2012 Plan, the Company is permitted to grant stock options and other types of equity incentive awards, such as stock appreciation rights, restricted stock awards, performance shares and performance units. The maximum number of shares issuable under the 2012 Plan may not exceed the sum of (a) 4.3 million shares, plus (b) any shares of common stock (i) remaining available for issuance as of the effective date of the 2012 Plan under the Company's prior plans and (ii) subject to an award granted under a prior plan, which awards are forfeited, canceled, terminated, expire or lapse for any reason. As of March 30, 2019, approximately 3.3 million shares were available for issuance under the 2012 Plan.

2009 and 2012 Incentive Plans – TriQuint Semiconductor, Inc.

Effective upon the closing of the Business Combination, the Company assumed the TriQuint Semiconductor, Inc. 2009 Incentive Plan and the TriQuint Semiconductor, Inc. 2012 Incentive Plan (together, the "TriQuint Incentive Plans"), originally adopted by TriQuint. The TriQuint Incentive Plans provided for the grant of stock options, restricted stock units, stock appreciation rights and other stock or cash awards to employees, officers, directors, consultants, agents, advisors and independent contractors of TriQuint and its subsidiaries and affiliates. The options granted thereunder were required to have an exercise price per share no less than 100% of the fair market value per share on the date of grant. The terms of each grant under the TriQuint Incentive Plans could not exceed ten years. No further awards can be granted under these plans.

2013 Incentive Plan – Qorvo, Inc.

Effective upon the closing of the Business Combination, the Company assumed the TriQuint Semiconductor, Inc. 2013 Incentive Plan (the "2013 Incentive Plan"), originally adopted by TriQuint, allowing Qorvo to issue awards under this plan. The 2013 Incentive Plan replaces the TriQuint 2012 Incentive Plan and provides for the grant of stock options, restricted stock units, stock appreciation rights and other stock or cash awards to employees, officers, directors, consultants, agents, advisors and independent contractors of TriQuint and its subsidiaries and affiliates who were such prior to the Business Combination or who become employed by the Company or its affiliates after the closing of the Business Combination. Former employees, officers and directors of RFMD are not eligible for awards under the 2013 Incentive Plan. The options granted thereunder must have an exercise price per share no less than 100% of the fair market value per share on the date of grant. The terms of each grant under the 2013 Incentive Plan may not exceed ten years. As of March 30, 2019, approximately 2.1 million shares were available for issuance under the 2013 Incentive Plan.

Employee Stock Purchase Plan – Qorvo, Inc.

Effective upon closing of the Business Combination, the Company assumed the TriQuint Employee Stock Purchase Plan ("ESPP"), which is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. All regular full-time employees of the Company (including officers) and all other employees who meet the eligibility requirements of the plan may participate in the ESPP. The ESPP provides eligible employees an opportunity to acquire the Company's common stock at 85% of the lower of the closing price per share of the Company's common stock on the first or last day of each six-month purchase period. As of March 30, 2019, approximately 4.1 million shares were available for future issuance under this plan. The Company makes no cash contributions to the ESPP, but bears the expenses of its administration.

For a discussion of the May 2019 grants of performance-based RSU awards, which are capable of being earned based on objective performance goals, see "Compensation Discussion and Analysis – Elements of Compensation – Performance-Based Restricted Stock Unit Awards." For a discussion of the methodology with respect to the grants of service-based RSU awards, see "Compensation Discussion and Analysis – Elements of Compensation – Service-Based Restricted Stock Unit Awards." For a discussion of our Named Executive Officers' equity award compensation in proportion to their total compensation, see "Compensation Discussion and Analysis – Executive Compensation Program – Fiscal 2019 Executive Compensation Program Design."

Outstanding Equity Awards at Fiscal 2019 Year-End Table

The following table shows the number of shares of our common stock covered by exercisable and unexercisable options and unvested restricted stock unit awards held by our Named Executive Officers on March 30, 2019.

Name	Grant Date (1)	Option Awards				Stock Awards	
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($) (2)	Option Expiration Date (3)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (4)
Robert A. Bruggeworth	8/7/2018 (5)					28,169	2,020,562
	5/10/2018 (5)					44,882	3,219,386
	8/8/2017 (5)					23,547	1,689,026
	5/11/2017 (5)					26,562	1,905,292
	8/5/2016 (5)					16,475	1,181,752
	5/13/2016 (5)					17,949	1,287,482
	8/10/2015 (5)					8,143	584,097
Mark J. Murphy	8/7/2018 (5)					7,746	555,621
	5/10/2018 (5)					12,343	885,363
	8/8/2017 (5)					6,977	500,460
	5/11/2017 (5)					7,870	564,515
	8/5/2016 (5)					5,615	402,764
	7/5/2016 (5)					26,424	1,895,394
	6/6/2016 (5)					6,119	438,916
Steven E. Creviston	8/7/2018 (5)					9,390	673,545
	5/10/2018 (5)					14,961	1,073,153
	8/8/2017 (5)					8,721	625,557
	5/11/2017 (5)					9,838	705,680
	8/5/2016 (5)					6,740	483,460
	5/13/2016 (5)					7,342	526,642
	8/10/2015 (5)					3,065	219,852
James L. Klein	8/7/2018 (5)					7,042	505,123
	5/10/2018 (5)					11,221	804,882
	8/8/2017 (5)					6,105	437,912
	5/11/2017 (5)					6,888	494,076
	8/5/2016 (5)					5,240	375,865
	5/13/2016 (5)					5,714	409,865
	8/10/2015 (5)					2,585	185,422
	4/7/2014 (6)	1	0	31.08	4/7/2021		
Paul J. Fego	8/7/2018 (5)					4,695	336,772
	8/5/2018 (5)					7,480	536,540
	8/5/2018 (5)					15,443	1,107,726

(1) The grant date is determined in accordance with ASC Topic 718.

(2) The option price is equal to the closing price of our common stock as reported by Nasdaq on the grant date for Mr. Klein.

(3) Options expire seven years after grant.

(4) Based upon $71.73 per share, which was the closing price of Qorvo's common stock as reported by Nasdaq on March 29, 2019, the last trading day of our last fiscal year, multiplied by the number of shares subject to restricted stock unit awards that had not yet vested.

(5) Performance-based restricted stock unit awards, if earned, generally vest over a period of three years. Service-based restricted stock unit awards generally vest over a period of four years, except for Mr. Murphy's award granted on July 5, 2016, which vests over five years.

(6) Option vests in four quarterly installments commencing the ninth quarter after grant.

2019 Option Exercises and Stock Vested Table

The table below shows the number of shares of our common stock acquired by the Named Executive Officers during fiscal year 2019 upon the exercise of stock options and the vesting of restricted stock unit awards.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#) (2)	Value Realized on Vesting ($) (3)
Robert A. Bruggeworth	–	–	79,089	6,495,172
Mark J. Murphy	–	–	28,059	2,297,477
Steven E. Creviston	–	–	31,090	2,554,568
James L. Klein	18,839	805,254	21,347	1,752,020
Paul J. Fego	–	–	–	–

(1) Values are calculated by subtracting the aggregate exercise price of the options exercised, which is calculated by multiplying the number of shares being purchased by the exercise price of the options, from the aggregate market value of the shares of common stock acquired on the date of exercise, which is calculated by multiplying the number of shares being purchased by the actual market value of our common stock on the date of exercise.

(2) Share amounts are represented on a pre-tax basis. Our stock plans permit withholding of shares upon vesting to satisfy applicable withholding taxes.

(3) Values represent the market value of our common stock on the vesting date multiplied by the number of shares vested, rounded to the nearest dollar.

Potential Payments upon Termination or Change-In-Control

As described above under "Executive Compensation – Compensation Discussion and Analysis – Elements of Compensation – Employment Agreement and Offer Letter Agreement," Mr. Bruggeworth has an employment agreement with Qorvo and Mr. Klein has an employment offer letter agreement that he entered into when he first joined TriQuint (and which has been subsequently assumed by Qorvo). The employment agreement, the offer letter agreement and the change in control agreements between the Named Executive Officers and Qorvo are discussed below under the heading "Individual Agreements."

The information below describes and quantifies certain compensation that would become payable under existing plans and arrangements if our Named Executive Officers' employment had terminated on March 30, 2019 and the price per share of our common stock on the date of termination was $71.73, which was the closing price of our common stock on March 29, 2019 (the last business day of our fiscal year). These benefits are in addition to benefits available generally to employees, such as distributions under our 401(k) plan and deferred compensation plan, disability benefits and accrued vacation pay.

Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event and our stock price.

Equity Awards

Under our equity incentive plans, the option holder generally has three months to exercise vested options after the date employment ends (other than for death or disability). The option holder or his or her estate in the case of death may exercise the option upon the holder's respective disability or death (excluding unvested amounts) for a period of one year.

Under our equity incentive plans, unvested restricted stock unit awards are generally forfeited upon termination. However, restricted stock unit awards granted to the Named Executive Officers under the 2012 Plan generally will continue to vest pursuant to the same vesting schedule in the event of termination of employment, other than death or for cause, as if such individual had remained an employee of Qorvo, subject to certain restrictive covenants, clawback provisions and other conditions.

401(k) Savings Plan; Deferred Compensation Plan

Effective upon the closing of the Business Combination, the Company assumed the RFMD and TriQuint qualified defined contribution 401(k) plans and the TriQuint deferred compensation plan. The 401(k) plans were merged on January 4, 2016. The 401(k) plan and the deferred compensation plan are the only retirement plans available to U.S. employees, including each of our Named Executive Officers. We match 100% of the first 1%, and 50% of the next 5%, of each employee's eligible earnings contributed to the 401(k) plan, and employees immediately vest in our contributions. Under the deferred compensation plan, employees who are eligible to participate are provided with the opportunity to defer a specified percentage of their base salary and short-term incentive awards paid in cash, which the Company will be obligated to deliver on a future date. None of our Named Executive Officers has elected to defer compensation under the deferred compensation plan.

Employee Stock Purchase Plan

Upon termination of employment, all amounts in a participant's ESPP account are paid to the participant.

Medical Benefits

All medical insurance benefits terminate effective at midnight on the last day of the month in which employment is terminated. Health care continuation coverage rules, commonly referred to as COBRA, require us to provide employees enrolled in our health, dental and vision plans with an opportunity to purchase continued health care coverage at their own expense upon the occurrence of a qualifying event, such as termination of employment for reasons other than gross misconduct, reduction in hours worked, divorce, death or loss of dependency status.

Individual Agreements

Employment Agreement with Mr. Bruggeworth. In connection with the Business Combination, Qorvo assumed the November 12, 2008 employment agreement previously entered into between RFMD and Mr. Bruggeworth, our President and Chief Executive Officer. Pursuant to this assumed employment agreement, the term of the employment agreement continues until the earliest of (a) November 11, 2010 (as extended as described in the following sentence); (b) Mr. Bruggeworth's death; (c) termination by Qorvo for "Cause," as defined in the employment agreement or otherwise upon 30 days' notice; (d) termination by Mr. Bruggeworth for "Good Reason," as defined in the employment agreement or otherwise on 30 days' notice; or (e) the end of any 180-day Disability Period, as defined in the employment agreement. The employment agreement is subject to automatic daily extension of the two-year term until notice of non-extension is given in accordance with the terms of the employment agreement.

Under the employment agreement, Mr. Bruggeworth is entitled to a specified annual base salary, which amount is reviewed annually by the Compensation Committee and may be increased or reduced by the Compensation Committee if part of a salary reduction plan for similarly situated officers. Mr. Bruggeworth also is eligible to receive the following compensatory benefits:

- A bonus opportunity under the Short-Term Incentive Plan for each performance period during the term of the employment agreement. The target annual bonus opportunity in each performance period cannot be less than 100% of Mr. Bruggeworth's base salary.

- The opportunity to receive periodic grants of equity compensation under the Company's equity plans, in the Compensation Committee's discretion, so long as he is treated similarly to other senior executive officers.

- The right to participate in other bonus or incentive plans, paid time off and other retirement plans and welfare benefits in which other senior executive officers may participate in accordance with our policies as in effect from time to time.

If the employment agreement is terminated, Mr. Bruggeworth would be entitled to be compensated in the following manner:

- Termination for any reason: Mr. Bruggeworth would be entitled to receive (a) base salary through the date of termination; (b) any previously earned but unpaid bonus under the Short-Term Incentive Plan for a completed performance period; (c) rights under equity plans, retirement plans and welfare benefit plans, which would be determined based on respective plan terms; and (d) unpaid paid time off per our policy.

- Termination due to death or total disability: Mr. Bruggeworth, or, in the case of his death, his beneficiary, would be entitled to receive the benefits described above under "Termination for any reason" plus the greater of Mr. Bruggeworth's accrued annual bonus or accrued target bonus for the performance period in which the termination date occurs, in each case pro-rated based on the termination date.

- Termination by Qorvo without cause or by Mr. Bruggeworth with good reason: Mr. Bruggeworth would be entitled to receive the benefits described above under "Termination for any reason" plus (a) salary continuation equal to two times base salary; (b) his accrued annual bonus (payable after end of performance period), pro-rated based on the termination date; (c) a special bonus equal to two times his target annual bonus; (d) continuation coverage of health care benefits (or substantially identical individual coverage, plus special health care benefit) for two years; (e) equity awards (other than performance-based equity awards), which will be governed by terms of the respective equity plan and individual equity award agreement (including the right of the Compensation Committee to determine if post-termination vesting and/or exercise rights apply); (f) performance-based equity awards and any previously earned equity-based awards, which will be deemed earned, if at all, on a pro rata basis only if performance goals are met during the performance period, with such earned awards being deemed fully vested at grant or as of the date of termination in the case of previously earned awards; and (g) eligibility to participate in other welfare benefit plans on the same terms and conditions as available to active employees.

- Termination by Qorvo for cause or by Mr. Bruggeworth without good reason: Mr. Bruggeworth would be entitled to receive the benefits described above under "Termination for any reason."

- Change of Control: Benefits (if any) paid under Mr. Bruggeworth's existing change in control agreement would offset benefits (if any) paid under the employment agreement following Mr. Bruggeworth's termination.

The employment agreement also establishes certain employment and post-termination obligations for Mr. Bruggeworth. He is required to assist in any Qorvo litigation and also is required to comply with certain confidentiality, nondisparagement, noncompetition and nonsolicitation covenants contained in the employment agreement.

Further, the employment agreement provides that if independent accountants determine that part or all of the payments and benefits to be paid to Mr. Bruggeworth under the employment agreement and all other plans or arrangements of Qorvo (a) constitute "parachute payments" under Code Section 280G, and (b) will more likely than not cause Mr. Bruggeworth to incur an excise tax under Code Section 4999 as a result of such payments or other benefits, Qorvo will pay a gross-up payment so that the net amount Mr. Bruggeworth will receive after payment of any excise tax equals the amount that he would have received if the excise tax had not been imposed. If the excise tax would not apply if the total payments to Mr. Bruggeworth were reduced by an amount less than 5%, then the amounts payable will be so reduced and gross-up payments would not be made to Mr. Bruggeworth.

The employment agreement also contains certain forfeiture and recoupment rights. Generally, during the term of the employment agreement and the 24-month period following the expiration thereof, if Mr. Bruggeworth engages in a "Prohibited Activity," then (a) any equity awards granted or subject to vesting during the Prohibited Activity Term would be forfeited; (b) any and all shares issued to Mr. Bruggeworth under an equity award granted during the Prohibited Activity Term would be forfeited (without payment of consideration); (c) any gain realized by Mr. Bruggeworth with respect to any shares issued pursuant to an equity award granted during the Prohibited Activity Term would be required to be immediately paid to Qorvo; (d) any cash/incentive payments made during the Prohibited Activity Term would be required to be returned to Qorvo; and (e) any rights to future cash/incentive payments granted during the Prohibited Activity Term would be forfeited. Qorvo also has an offset right to recover such amounts against amounts otherwise due to Mr. Bruggeworth. For purposes of the employment agreement, "Prohibited Activity" includes (a) violation of certain restrictive covenants; (b) Mr. Bruggeworth's engaging in willful conduct that results in an obligation to reimburse Qorvo under Section 304 of the Sarbanes-Oxley Act of 2002; or (c) Mr. Bruggeworth's engaging in fraud, theft, misappropriation, embezzlement or dishonesty to the material detriment of Qorvo. "Prohibited Activity Term" means the period starting when Mr. Bruggeworth first engaged in Prohibited Activity conduct and without time limitation.

Offer Letter Agreement with Mr. Klein. In connection with his initial employment by TriQuint, Mr. Klein entered into an employment offer letter agreement in 2011 that specified his initial salary, target bonus and equity awards. This offer letter agreement was subsequently assumed by Qorvo in connection with the Business Combination. Under this offer letter agreement, in the event of a termination of employment without cause or a resignation by Mr. Klein for good reason, Mr. Klein is entitled to a lump sum severance payment equal to one year of base salary and continuation of health and life insurance benefits for 12 months.

Pursuant to the offer letter agreement, the term "termination for cause" means a termination of employment by the Company for any of the following reasons: (a) intentional failure to perform assigned duties; (b) personal dishonesty; (c) incompetence, as measured against standards generally prevailing in the industry; (d) willful misconduct; (e) any breach of fiduciary duty involving personal profit; (f) willful violation of any domestic or international law, rule, regulation or final cease and desist order; or (g) any sexual or other harassment of others.

Pursuant to the offer letter agreement, a "resignation for good reason" is deemed to occur if Mr. Klein resigns employment within sixty (60) days of the occurrence of any of the following that occur without the officer's written consent: (a) a loss of the title; (b) a material reduction in duties or responsibilities; (c) any reduction in base salary or any target bonus (other than a reduction comparable in percentage to a reduction affecting other officers generally); (d) any material reduction in benefits (other than a reduction affecting the Company's personnel generally); or (e) a company-mandated relocation of Mr. Klein's principal place of employment or current principal residence by more than 50 miles from its respective location immediately prior to the resignation.

Change in Control Agreements.

We have entered into change in control agreements with each of our Named Executive Officers. The change in control agreements will end on the earliest of: (a) the first anniversary of the effective date, subject to automatic renewal for additional one-year periods unless we give notice to the officer that we do not wish to extend it; (b) the termination of the officer's employment with us for any reason during the period from the effective date until the date that is ninety (90) days prior to a change in control; (c) the termination of the officer's employment with us by the officer without good reason or by us with cause; or (d) the end of a two-year period following a change in control and the fulfillment by us and the officer of all obligations under the agreement.

Under these agreements, if a change in control occurs while the officer is our employee, and a qualifying termination of his employment with us occurs within the two-year period following the change in control (which will include the ninety (90) days prior to the date of the change in control in the case of a termination by us without cause), then he or she (or his or her legal representative) is entitled to certain compensation payments and benefits provided he or she has executed a general release of claims. A "qualifying termination" means: (a) our termination of the officer's employment for a reason other than death, disability or cause; (b) the officer's termination of his or her employment for good reason; or (c) the termination of the officer's employment due to death following delivery of a notice of good reason by the officer, which condition constituting good reason remains uncured by us.

A "change in control" is deemed to have occurred under the change in control agreements on the earliest of the following dates: (a) the acquisition by a person or entity of voting control over more than forty percent (40%) of the total voting power of our then outstanding voting stock; (b) a merger, consolidation or reorganization of us, in which holders of our common stock immediately prior to the transaction have voting control over less than sixty percent (60%) of the voting securities of the surviving corporation immediately after the transaction; (c) the sale or disposition of all or substantially all of our assets; or (d) a change in a majority of the Board within a 12-month period unless the nomination for election by our stockholders of each new director was approved by the vote of two-thirds of the members of the Board then still in office who were in office at the beginning of the 12-month period.

The agreements provide that, upon a qualifying termination after a change in control, we will pay a severance benefit to the officer. The severance benefit is equal to the sum of: (a) one times the highest annual rate of the officer's base salary during the 12-month period before termination (two times in the case of Messrs. Bruggeworth and Murphy) plus (b) one times the officer's target annual bonus opportunity based on the officer's target bonus opportunity for the period in which the termination occurs (two times in the case of Messrs. Bruggeworth and Murphy).

In addition, the agreements provide that upon a qualifying termination after a change in control, all of our stock options, stock appreciation rights or similar stock-based awards held by the officer will be accelerated and exercisable in full, and all restrictions on any restricted stock, performance stock or similar stock-based awards granted by us will be removed and such awards will be fully vested. If the officer receives any payments or benefits under the agreement or under any other arrangement with us that may separately or in the aggregate constitute "parachute payments" within the meaning of Section 280G of the Code and it is determined that any of such payments will be subject to any excise tax pursuant to applicable provisions of the Code, we will pay to the officer either: (i) the full amount of such payments; or (ii) an amount equal to such payments reduced by the minimum amount necessary to prevent any portion of such payments from being an "excess parachute payment" (within the meaning of the Code), whichever amount results in the officer's receipt, on an after-tax basis, of the greatest amount of payments notwithstanding that all or some portion of the payments may be subject to the excise tax (that is, there is no gross up provision). The agreements also provide that if the officer elects continuation coverage through our health plan, we will reimburse the officer for the difference between the monthly COBRA premium paid by the officer and the monthly premium amount required to be paid by our active employees for the same level of coverage under our health plan for a one-year period following termination. We will also provide an annual payment equal to the amount necessary to pay any taxes imposed on the officer as a result of the officer's receipt of health care reimbursements from us.

The agreements also provide that the officer is subject to certain confidentiality, nonsolicitation and noncompetition provisions. In the event the officer fails to comply with any of these provisions, he or she will not be entitled to receive any payment or benefits under the agreement. These payments also are subject to "clawback" restrictions in the event of certain prohibited conduct. The following table sets forth information about potential payments to the Named Executive Officers, assuming that their employment was terminated following a change in control of Qorvo as of March 29, 2019 (the last business day of the fiscal year) and that the price per share of our common stock on that date was $71.73. The table also assumes prior payment of any remaining accrued annual bonus in accordance with the terms of our Short-Term Incentive Plan and any portion of base salary that would have been accrued but not yet paid as of March 30, 2019.

Potential Payments Upon a Qualifying Termination after a Change in Control

Name		Robert A. Bruggeworth	Mark J. Murphy	Steven E. Creviston	James L. Klein	Paul J. Fego
Base Salary	(1)	$ 1,654,682	$1,007,843	$ 493,917	$ 448,136	$ 444,995
Bonus	(2)	2,482,022	907,059	444,525	403,322	333,746
Stock Awards	(3)	11,887,598	5,243,033	4,307,889	3,213,145	1,981,039
Benefits Continuation	(4)	73,000	64,840	27,344	27,942	14,280
Accrued Vacation	(5)	79,552	28,661	37,139	6,528	(8,821)
Total		$16,176,854	$7,251,436	$5,310,814	$4,099,073	$2,765,239

(1) For Messrs. Bruggeworth and Murphy, the amount represents two times the highest annual rate of base salary during the twelve-month period before termination. For the other Named Executive Officers, the amount represents one times the highest annual rate of base salary during the twelve-month period before termination. A portion of these amounts would be payable in a lump sum within 30 days following the date of termination, with the remainder to be paid in periodic installments, in accordance with our normal payroll practices, over a two-year period for Messrs. Bruggeworth and Murphy, and over a one-year period for the other Named Executive Officers.

(2) For Messrs. Bruggeworth and Murphy, the amount represents two times the target annual bonus opportunity as defined in our Short-Term Incentive Plan for the year of termination. For the other Named Executive Officers, the amount represents one times the target annual bonus opportunity as defined in our Short-Term Incentive Plan for the year of termination. A portion of these amounts would be payable in a lump sum within 30 days following the date of termination, with the remainder to be paid in periodic installments, in accordance with our normal payroll practices, over a two-year period for Messrs. Bruggeworth and Murphy, and over a one-year period for the other Named Executive Officers.

(3) Represents the intrinsic value of unvested performance- and service-based restricted stock units as of March 30, 2019.

(4) Represents the value of continuing health and welfare based on the monthly premiums paid by Qorvo at March 30, 2019 (for two years with respect to Messrs. Bruggeworth and Murphy, and one year with respect to the other Named Executive Officers).

(5) Represents accrued vacation earned but not utilized, which would be payable in a lump sum within 30 days following the date of termination, other than for Mr. Fego, who would be obligated to repay an amount of utilized but unearned vacation.

Other Potential Payments Upon Resignation, Termination for Cause, Termination without Cause, Retirement or Constructive Termination

Other than potential receipt of a cash payment worth up to 26 weeks of base salary under our general severance program following an involuntary termination, Messrs. Murphy, Creviston and Fego are not entitled to any cash payments from Qorvo in the event of their resignation, termination with or without cause, retirement or constructive termination without a change in control. However, their unvested restricted stock units listed below may be subject to acceleration or may continue to vest if and as provided in individual agreements.

Name		Mark J. Murphy	Steven E. Creviston	Paul J. Fego
Stock Awards	(1)	$5,243,033	$4,307,889	$1,981,039

(1) Represents the intrinsic value of service-based restricted stock units for these Named Executive Officers at March 30, 2019.

In accordance with the terms of his employment agreement, Mr. Bruggeworth would have been entitled to the following payments from Qorvo upon the occurrence of any of the termination events described in the table below as of March 30, 2019. The table below assumes prior payment of any portion of base salary that would have been accrued but not yet paid as of March 30, 2019.

Although Mr. Bruggeworth is also entitled to change of control benefits under his employment agreement, pursuant to the terms of his employment agreement, any benefits payable under his change in control agreement with Qorvo offset any benefits paid under his employment agreement following his termination. As of March 30, 2019, the benefits payable under his change in control agreement, as set forth in the above table, would have been equal to the change in control benefits payable under his employment agreement.

Robert A. Bruggeworth		Termination for Any Reason	Termination Due to Death or Total Disability	Termination without Cause or for Good Reason	Termination for Cause	Termination without Good Reason
Base Salary	(1)	$ –	$ –	$ 1,654,682	$ –	$ –
Accrued Annual Bonus	(2)	–	–	–	–	–
Special Bonus	(3)	–	–	2,482,022	–	–
Stock Awards	(4)	11,887,598	11,887,598	11,887,598	–	11,887,598
Benefits Continuation	(5)	–	–	73,000	–	–
Accrued Vacation	(6)	79,552	79,552	79,552	79,552	79,552
Total		$11,967,150	$11,967,150	$16,176,854	$79,552	$11,967,150

(1) With respect to the "Termination without Cause or for Good Reason" column, the amount shown represents two times base salary and would be payable in equal periodic installments, in accordance with the payroll schedule for our salaried personnel, over a two-year period.

(2) Represents previously earned but unpaid bonus under our Short-Term Incentive Plan for a completed performance period, which would be payable in a lump sum within 30 days of the termination date. With respect to the "Termination Due to Death or Total Disability" column, the amount payable is the greater of the accrued annual bonus or the accrued target bonus, in each case for the performance period in which the termination date occurs, which would be payable in a lump sum within 45 days following the end of the performance period in which the termination date occurs. With respect to the "Termination without Cause or for Good Reason" column, the amount shown represents the accrued annual bonus, which would be payable within 45 days following the end of the performance period in which the termination date occurs. Under these severance scenarios, all or a portion of the accrued annual bonus may have already been paid or would nevertheless be payable without regard to the nature of Mr. Bruggeworth's termination.

(3) With respect to the "Termination without Cause or for Good Reason" column, the Special Bonus amount shown represents two times the target annual bonus opportunity as defined in our Short-Term Incentive Plan for the year in which the termination occurs, which would be payable in equal periodic installments, in accordance with the payroll schedule for our salaried personnel, over a two-year period. Mr. Bruggeworth is not entitled to a Special Bonus under the other severance scenarios set forth in the above table.

(4) Represents the intrinsic value of unvested performance- and service-based restricted stock units as of March 30, 2019. With respect to the "Termination for Any Reason," "Termination Due to Death or Total Disability," "Termination Without Cause or For Good Reason" and "Termination Without Good Reason" columns, the amount shown: (a) reflects the value of unvested service-based restricted stock units which shall continue to vest if and as provided in an individual award agreement and (b) reflects that if and to the extent performance goals are deemed met, Mr. Bruggeworth shall be deemed to have earned a pro-rata number of performance-based restricted stock units for the relevant performance period. With respect to the "Termination for Cause" column, the amount shown: (a) reflects that Mr. Bruggeworth's unvested service-based restricted stock units will be forfeited unless the Compensation Committee determines otherwise and (b) reflects that Mr. Bruggeworth's unvested performance-based restricted stock units will be forfeited unless the Compensation Committee determines otherwise.

(5) Represents the value of continuing health, welfare and other benefits through March 30, 2019, based on the monthly premiums paid by Qorvo at March 30, 2019.

(6) Represents accrued vacation earned but not utilized, which would be payable in a lump sum within 30 days following the date of termination.

As described above, in accordance with the terms of his offer letter agreement, Mr. Klein is entitled to a lump sum severance payment equal to one year of base salary and continuation of health and life insurance benefits for 12 months in the event of a termination of his employment without cause or a resignation by him for good reason. The table below shows the termination benefits that Mr. Klein would have been entitled to receive from Qorvo upon the occurrence of the termination events described as of March 30, 2019. The table below assumes prior payment of any portion of base salary that would have been accrued but not yet paid as of March 30, 2019.

| | | James L. Klein | | |
		Termination for Any Reason	Termination without Cause or for Good Reason	Termination for Cause
Base Salary	(1)	$ –	$ 448,136	$ –
Stock Awards	(2)	3,213,145	3,213,145	–
Benefits Continuation	(3)	–	27,942	–
Accrued Vacation	(4)	6,528	6,528	6,528
Total		**$3,219,673**	**$3,695,751**	**$6,528**

(1) Represents one year of base salary payable in a lump sum pursuant to the terms of Mr. Klein's employment offer letter agreement.

(2) Represents the intrinsic value of unvested service-based restricted stock units as of March 30, 2019 that may be subject to acceleration or may continue to vest if and as provided in individual agreements.

(3) Represents the value of continuing health and life insurance benefits for 12 months, based on the monthly premiums paid by Qorvo at March 30, 2019.

(4) Represents accrued vacation earned but not utilized, which would be payable in a lump sum within 30 days following the date of termination.

CEO Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee. This ratio is a reasonable estimate calculated in a manner consistent with SEC rules. Because SEC rules for identifying the median employee allow companies to adopt a variety of methodologies, apply certain exclusions, and make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported below, as other companies have different employment and compensation practices, and may use different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

During fiscal 2019, our last completed fiscal year, there was no change to our employee population or compensation arrangements that we reasonably believe would significantly affect our pay ratio disclosure. Further, there was no change in the circumstances of the employee identified as the median employee in fiscal 2018. Accordingly, we have used the same median employee, initially identified for fiscal 2018, in our pay ratio calculation for fiscal 2019. The methodology used to identify our median employee for fiscal 2018 is described in our fiscal 2018 proxy statement.

This individual's annual total compensation for fiscal 2019 was $44,708, determined in accordance with the same requirements for calculation of the total compensation of our Named Executive Officers for the Summary Compensation Table. With respect to the annual total compensation of our CEO, we used the amount reported for our CEO in the "Total" column for fiscal 2019 in the Summary Compensation Table, which was $7,984,739.

Based on this information, for fiscal 2019, our CEO's annual total compensation was 179 times that of the annual total compensation of our median employee.

Our compensation philosophy is to pay our workforce competitively and equitably. We offer competitive pay packages across all geographies based on industry-specific compensation information in the local market, job responsibilities, and individual performance. In general, our compensation programs are applied consistently across the workforce, with a higher percentage of at-risk pay provided to our executives. We believe both our CEO and our employee compensation packages are appropriately structured to attract and retain the talent needed to deliver on our business plan and to drive long-term stockholder value.

Director Compensation

Director Compensation Philosophy

Directors who are full-time employees of Qorvo, such as Mr. Bruggeworth, receive no additional compensation for services as a director. Our philosophy is to provide competitive compensation necessary to attract and retain high-quality non-employee directors. The Board believes that a substantial portion of our non-employee directors' compensation should consist of equity-based compensation to assist in aligning directors' interests with the interests of our stockholders. The Compensation Committee periodically reviews our director compensation program and makes recommendations to the Board for changes to our program.

As previously disclosed in our fiscal 2018 proxy statement, in May 2018, based on a report from Compensia, the Compensation Committee's compensation consultant, the Compensation Committee recommended, and the Board unanimously approved, increasing the dollar value of the annual restricted stock unit award for each non-employee director from $190,000 to $200,000, the annual retainer for the Audit Committee Chair from $20,000 to $30,000, and the annual retainer for the Governance and Nominating Committee Chair from $10,000 to $15,000, in each case effective as of August 7, 2018, the date of our fiscal 2018 annual meeting of stockholders. No other changes were made to our director compensation program for fiscal 2019. The following table summarizes the annual compensation paid to our non-employee directors for the year ended March 30, 2019.

Director Compensation for Fiscal Year Ended March 30, 2019

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Total ($)
Daniel A. DiLeo	90,000	199,964	289,964
Jeffery R. Gardner	106,484	199,964	306,448
Charles S. Gibson	80,000	199,964	279,964
John R. Harding	80,000	199,964	279,964
David H. Y. Ho	80,000	199,964	279,964
Roderick D. Nelson	80,000	199,964	279,964
Ralph G. Quinsey	148,000	199,964	347,964
Walden C. Rhines	100,000	199,964	299,964
Susan L. Spradley	80,000	199,964	279,964
Walter H. Wilkinson, Jr.	100,275	199,964	300,239

(1) These amounts represent the aggregate grant date fair value for restricted stock unit awards granted to the indicated director in fiscal 2019 computed in accordance with ASC Topic 718, excluding the effect of any estimated forfeitures. A summary of the assumptions we apply in calculating these amounts is set forth in Note 14 of the Notes to the Consolidated Financial Statements included in the 10-K. The aggregate number of shares that were outstanding and granted during the fiscal year ended March 30, 2019 for each of the directors were as follows:

Name	Aggregate Number of Restricted Stock Unit Awards Outstanding at March 30, 2019 (#)	Number of Restricted Stock Unit Awards Granted in FY19 (#)	Aggregate Number of Option Awards Outstanding at March 30, 2019 (#)
Daniel A. DiLeo	2,347	2,347	35,800
Jeffery R. Gardner	2,347	2,347	–
Charles S. Gibson	2,347	2,347	–
John R. Harding	2,347	2,347	7,850
David H. Y. Ho	2,347	2,347	10,660
Roderick D. Nelson	2,347	2,347	17,796
Ralph G. Quinsey	2,347	2,347	274,703
Walden C. Rhines	2,347	2,347	48,585
Susan L. Spradley	2,347	2,347	–
Walter H. Wilkinson, Jr.	2,347	2,347	–

The outstanding restricted stock unit awards vest on the earlier of (a) one year following the grant date or (b) the day before the Company's first annual meeting of stockholders occurring after the grant date, in each case subject to continued service as of such date.

Directors who were not employees of Qorvo were compensated for their service as a director as shown in the table below:

Schedule of Director Fees for Fiscal Year Ended March 30, 2019

Compensation Item	Amount
Annual Retainers	
Chairman of the Board	$148,000
Board Service	80,000
Lead Director (Additional Fee) (1)	20,000
Audit Committee Chair (Additional Fee) (2)	30,000
Compensation Committee Chair (Additional Fee)	20,000
Governance and Nominating Committee Chair (Additional Fee) (2)	15,000
Corporate Development Committee Chair (Additional Fee)	10,000

(1) Mr. Quinsey declined to receive the additional $20,000 to which he was entitled as the Lead Director for fiscal 2019.

(2) Amounts paid in fiscal 2019 to the Audit Committee Chair and the Governance and Nominating Committee Chair were prorated to reflect the increase to the annual retainer for the Audit Committee Chair from $20,000 to $30,000, and the increase to the annual retainer for the Governance and Nominating Committee Chair from $10,000 to $15,000, in each case effective August 7, 2018.

Equity Compensation

In fiscal 2019, each participating non-employee director who was re-elected received an annual restricted stock unit award, which we refer to as the annual RSU, pursuant to the 2012 Plan, with a value of $199,964. These annual RSUs vest on the earlier of (a) the first anniversary of the grant date or (b) the day before the Company's first annual meeting of stockholders occurring after the grant date, in each case subject to continued service as of such date. See "Equity Compensation Plans – 2012 Stock Incentive Plan – Qorvo, Inc.," above for more information.

Non-employee directors are also eligible to receive discretionary stock-based awards, which may be granted under the 2012 Plan. See "Equity Compensation Plans – 2012 Stock Incentive Plan – Qorvo, Inc.," above. No discretionary equity awards to non-employee directors were granted in fiscal 2019.

Our securities trading policy prohibits any pledging or hedging of our securities by our directors. This includes engaging in any type of short sale or purchasing any financial instrument (including prepaid variable forward contracts, equity swaps, collars and exchange traded funds) or engaging in any transaction that, in either case, hedges or offsets, or is designed to hedge or offset any risk of decrease in the market value of our common stock.

Other Compensation

We reimburse all non-employee directors for expenses incurred in their capacity as non-employee directors. Directors may defer all or a portion of their cash retainers by participating in our Nonqualified Deferred Compensation Plan. Commencing with stock awards first made after July 1, 2017, directors may also elect to defer receipt of shares of our common stock upon vesting. In addition, we offer participation in our group medical insurance program to any non-employee director who agrees to pay the full amount of the premium.

Director Compensation for Fiscal Year Ending March 28, 2020

In May 2019, the Compensation Committee reviewed a report from Compensia on the philosophy, structure and amounts of compensation payable under our director compensation program in comparison to the Company's peer group (discussed on page 24). Based on this report, the Compensation Committee recommended, and the Board unanimously approved, keeping the director compensation program for fiscal 2020 unchanged from fiscal 2019.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information as of March 30, 2019 relating to our equity compensation plans, under which grants of stock options, restricted stock and other rights to acquire shares of our common stock may be made from time to time.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights (1)	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	4,036,012	$20.36	9,469,164(2)
Equity compensation plans not approved by security holders (3)	3,030	$18.35	254,189
Total	4,039,042(4)		9,723,353

(1) The weighted-average exercise price does not take into account restricted stock unit awards because such awards do not have an exercise price.

(2) The total shares available for future issuance in column (c) may be the subject of awards other than options, warrants or rights granted under our 2012 Plan and 2013 Incentive Plan. For a more detailed discussion of these and other equity plans that have been approved by our stockholders, see "Equity Compensation Plans," above. The number of securities remaining available for future issuance also includes securities that may be issued pursuant to the ESPP.

(3) For a more detailed description of these plans, see "Non-Stockholder Approved Plans," below.

(4) Includes shares subject to issuance pursuant to outstanding stock options and restricted stock unit awards if certain performance-based and service-based conditions are met. For more detailed information, see "Performance-Based Restricted Stock Unit Awards" and "Service-Based Restricted Stock Unit Awards" under "Compensation Discussion and Analysis – Elements of Compensation," above.

Non-Stockholder Approved Plans

The inducement plans described below are intended to comply with Nasdaq Listing Rule 5635(c)(4), which provides an exception to the stockholder approval requirements for the grant of equity awards as a material inducement to an individual entering into employment with the Company.

2008 Inducement Award Program

Effective upon the closing of the Business Combination, the Company assumed the 2008 Inducement Award Program from TriQuint (the "2008 Program"). The 2008 Program provided for the issuance of a maximum number of 921,140 shares. No new awards can be granted under the 2008 Program.

The purposes of the 2008 Program were to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of our business. The 2008 Program authorized the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights and other stock or cash awards at the discretion of the compensation committee to new employees.

2015 Inducement Stock Plan

Effective January 1, 2015, the Company adopted the 2015 Inducement Stock Plan (the "2015 Plan"). The 2015 Plan provides for the issuance of a maximum number of the sum of 250,000 shares and any shares subject to an award granted under the 2008 Program outstanding as of January 1, 2015, which award is later forfeited, cancelled, terminated or lapses for any reason.

The purposes of the 2015 Plan are to provide a material inducement for the best available persons to become employees of the Company or its affiliates, to attract and retain such employees, and to align the interests of such persons with the interests of the Company and its stockholders. The 2015 Plan authorizes the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance awards, phantom stock awards and other stock or cash awards at the discretion of the compensation committee to new employees. No awards were made under the 2015 Plan during fiscal 2019.

PROPOSAL 2 – APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

As required by Section 14A of the Exchange Act, we are asking our stockholders to approve, on a non-binding, advisory basis, the compensation of our Named Executive Officers as disclosed in accordance with the SEC's rules in the "Executive Compensation" section of this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our Named Executive Officers' compensation as a whole. At our 2015 annual meeting, our stockholders voted, on an advisory basis, to include an annual "say-on-pay" proposal in our proxy materials. In accordance with this advisory vote, we determined that we will include a "say-on-pay" proposal in our proxy materials for each annual meeting of stockholders until the next advisory vote on the frequency of future "say-on-pay" votes, which will occur no later than our 2021 annual meeting of stockholders.

This vote is not intended to address any specific item of compensation or any specific Named Executive Officer, but rather the overall compensation of all of our Named Executive Officers and the philosophy, policies and practices described in this proxy statement. The say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee or the Board. The say-on-pay vote will, however, provide information to us regarding stockholder sentiment about our executive compensation philosophy, policies and practices, which the Compensation Committee will consider when setting executive compensation for the remainder of the current fiscal year and beyond. Our Board of Directors and our Compensation Committee value the opinion of our stockholders, and to the extent there is any significant vote against the Named Executive Officer compensation as disclosed in this proxy statement, the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

We believe that the information provided within the "Executive Compensation" section of this proxy statement demonstrates that our executive compensation program was designed appropriately and is working to ensure management's interests are aligned with our stockholders' interests to support long-term value creation. Highlights of our executive compensation program include the following:

- A significant portion of each Named Executive Officer's potential total annual compensation, consisting of base salary and short-term incentive award opportunities, is intended to be at-risk and is linked to our operating performance.

- Long-term equity-based compensation, consisting of performance-based and service-based restricted stock unit awards, makes up a significant portion of the overall compensation of our Named Executive Officers. Performance-based equity awards granted in fiscal 2019 were linked to achievement during the year of key Company projects or initiatives that the Compensation Committee believes have the potential to impact long-term stockholder value creation. No minimum equity award is guaranteed.

- The Compensation Committee generally has referred to peer group data to help establish base salaries and target total direct compensation for each Named Executive Officer. In addition to considering the peer group data, the Compensation Committee also considers each Named Executive Officer's performance, level of responsibility in comparison to the other Named Executive Officers and other internal equitable considerations when establishing base salaries and short-term and long-term incentive award opportunities and then make adjustments it deems appropriate.

- We prohibit the backdating or spring-loading of equity awards.

- We prohibit the repricing of stock options or stock appreciation rights without stockholder approval.

- We do not provide perquisites to our Named Executive Officers.

- Our securities trading policy and Corporate Governance Guidelines prohibit any hedging of our securities by our employees, including our executive officers. This includes engaging in any type of short sale or purchasing any financial instrument (including prepaid variable forward contracts, equity swaps, collars and exchange traded funds) or engaging in any transaction that, in either case, hedges or offsets, or is designed to hedge or offset any risk of decrease in the market value of our common stock.

- Our securities trading policy and Corporate Governance Guidelines prohibit any pledging of our securities by our employees, including our executive officers. Accordingly, none of our executive officers has pledged our common stock.

- We have established stock ownership guidelines for our Named Executive Officers and impose compensation recovery ("clawback") restrictions in our senior officer equity awards in the event of certain prohibited conduct.

- We set aggregate equity awards at a level at or below the median of our peer group run rate. Our aggregate burn rate is below the 25th percentile of our peer group, and our total stock plan overhang, including outstanding equity awards and shares available for grant, is below the median of our peer group.

Accordingly, we are asking our stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the compensation paid to the Company's Named Executive Officers, as disclosed in the proxy statement for the Company's 2019 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and related narrative discussion, is hereby APPROVED."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

PROPOSAL 3 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Ernst & Young LLP ("EY") to audit the consolidated financial statements of Qorvo for fiscal 2020. EY, an independent registered public accounting firm, has served as Qorvo's independent auditor since fiscal 2019 when it replaced KPMG LLP ("KPMG"). A representative from EY is expected to be present at the annual meeting and will have the opportunity to make a statement if he or she desires to do so and is expected to be available to respond to appropriate questions.

Although stockholder ratification of the appointment is not required by law, we desire to solicit such ratification as a matter of good governance. If the appointment of EY is not approved by a majority of the shares present in person or represented by proxy at the annual meeting and entitled to vote, the Audit Committee will consider the appointment of another independent registered public accounting firm for fiscal 2020.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MARCH 28, 2020.

Recent Change in Auditor

On May 18, 2018, the Audit Committee approved the dismissal of KPMG as our independent registered public accounting firm, effective upon filing of our Annual Report on Form 10-K for the year ended March 31, 2018. Also on May 18, 2018, the Audit Committee approved the appointment of EY as our independent registered public accounting firm for the fiscal year ending March 30, 2019, effective as of the same time as the dismissal of KPMG.

The audit reports of KPMG on our consolidated financial statements as of and for the fiscal years ended March 31, 2018 and April 1, 2017 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During our fiscal years ended March 31, 2018 and April 1, 2017, and through the date of KPMG's dismissal, (i) there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement in its report on our consolidated financial statements for such periods, and (ii) there were no reportable events of the type described in Item 304(a)(1)(v) of Regulation S-K.

We provided KPMG with a copy of our Current Report on Form 8-K reporting the change in auditor, before filing the Form 8-K with the SEC on May 23, 2018, and requested that KPMG furnish us with a letter addressed to the SEC stating whether or not KPMG agreed with the above statements and stating the respects, if any, in which KPMG did not agree with such statements. The letter from KPMG was filed as Exhibit 16.1 to the Form 8-K.

During our fiscal years ended March 31, 2018 and April 1, 2017, and through the date of EY's appointment, neither Qorvo nor anyone acting on its behalf consulted with EY regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to Qorvo that EY concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Independent Registered Public Accounting Firm Fee Information

The following table shows the aggregate fees that were paid or accrued for the audit and other services provided by EY for fiscal year 2019 and by KPMG for fiscal year 2018.

	2019	2018
Audit Fees	$2,200,159	$2,253,800
Audit-Related Fees	128,000	1,780
Tax Fees	88,588	108,594
All Other Fees	–	–
Total	$2,416,747	$2,364,174

Audit Fees. This category includes fees for: (a) the audit of our annual financial statements and review of financial statements included in our quarterly reports on Form 10-Q; (b) the audit of our internal control over financial reporting; and (c) services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings or engagements for the relevant fiscal years.

Audit-Related Fees. For fiscal year 2019, this category includes fees for due diligence services provided by EY in connection with our acquisition of Active-Semi International, Inc. For fiscal year 2018, this category includes the aggregate fees for assurance and related services provided by KPMG that are reasonably related to the performance of the audits or reviews of the financial statements and which are not reported above under "Audit Fees."

Tax Fees. This category consists of professional services rendered by our independent registered public accounting firm for tax compliance, tax planning, tax advice and value added tax process review. The services for the fees disclosed under this category include tax return preparation, research and technical tax advice.

All Other Fees. This category includes the aggregate fees for products and services provided by our independent registered public accounting firm that are not reported above under "Audit Fees," "Audit-Related Fees" or "Tax Fees."

The Audit Committee has considered the compatibility of the non-audit services performed by and fees paid to EY and KPMG in fiscal years 2019 and 2018, respectively, and the proposed non-audit related services and proposed fees for fiscal year 2020 and has determined that such services and fees are compatible with the independence of EY and KPMG. All audit and non-audit related services were approved by the Audit Committee prior to such services being rendered, except for approximately $15,000 in fees paid to EY in fiscal year 2019 for tax compliance services rendered to a global affiliate of the Company. Such tax compliance services were not initially identified as an ongoing service at the time of EY's appointment as auditor for the Company in May 2018. When identified, such in-process services were suspended by EY until the services were brought to the attention of the Audit Committee and approved by the Audit Committee.

REPORT OF THE AUDIT COMMITTEE

Each member of the Audit Committee is an independent director under existing Nasdaq listing standards and SEC requirements. In addition, the Board of Directors has determined that each of Mr. Gardner, Mr. Gibson and Mr. Harding is an "audit committee financial expert," as defined by SEC rules.

In the performance of its oversight function, the Audit Committee has reviewed and discussed the audited consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee also has reviewed and discussed with management and the independent registered public accounting firm management's assessment of the effectiveness of our internal control over financial reporting and the independent registered public accounting firm's evaluation of our internal control over financial reporting.

The Audit Committee reviewed with the independent registered public accounting firm its judgments as to the quality, not just the acceptability, of our accounting principles and such other matters as are required to be discussed with the Audit Committee under the applicable Public Company Accounting Oversight Board standards and SEC Rule 2-07 of Regulation S-X.

The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm that firm's independence.

Based upon the discussions and review described above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended March 30, 2019 for filing with the SEC. This report has been prepared by members of the Audit Committee. Current members of this committee are:

Jeffery R. Gardner (Chair)
Daniel A. DiLeo
Charles Scott Gibson
John R. Harding
Roderick D. Nelson

DELINQUENT SECTION 16(a) REPORTS

Under federal securities laws, Qorvo's directors, officers and beneficial owners of more than ten percent of Qorvo's common stock are required to report their beneficial ownership of common stock and any changes in that ownership to the SEC. Specific dates for such reporting have been established, and we are required to report any failure to file by the established dates. To our knowledge, all of these filing and reporting requirements were satisfied by our directors, officers and principal stockholders during the year ended March 30, 2019. During fiscal 2019, Qorvo discovered that two gifts of Qorvo common stock made by Mr. Quinsey in prior fiscal years (on November 30, 2015 and November 7, 2017) were inadvertently not timely reported. These gifts were subsequently reported in a Form 4 filed on February 26, 2019. Following fiscal 2019, Qorvo discovered that three gifts of Qorvo common stock made by Mr. Creviston in prior fiscal years (on May 21, 2015, August 25, 2016, and September 19, 2017) were inadvertently not timely reported. Also following fiscal 2019, a sale of Qorvo common stock by Mr. Creviston pursuant to his Rule 10b5-1 plan was not timely reported in May 2019. This sale and Mr. Creviston's gifts were subsequently reported in a Form 4 filed on June 18, 2019.

RELATED PERSON TRANSACTIONS

Related Person Transactions Policy

The Board maintains a written policy regarding transactions that involve Qorvo and any of its executive officers, directors, director nominees or five percent or greater stockholders or their affiliates, which are referred to generally as "related persons." The Governance and Nominating Committee will analyze and consider any such transaction in accordance with this written policy in order to determine whether the terms and conditions of the transaction are substantially the same as, or more favorable to Qorvo than, transactions that would be available from unaffiliated parties.

The policy governs the procedures for review and consideration of all "related person transactions," as that term is defined in the policy, to help ensure that any such transactions are timely identified and given appropriate consideration. Generally, any current or proposed financial transaction, arrangement or relationship in which a "related person" had or will have a direct or indirect material interest, in an amount exceeding $120,000 and in which Qorvo was or will be a participant, requires the approval of the Governance and Nominating Committee or a majority of the disinterested members of the Board. Before granting such approval, the Governance and Nominating Committee will consider all of the relevant facts and circumstances to ensure that the proposed transaction is in the best interest of Qorvo and its stockholders. The term "related person" is defined by the policy and by Item 404 of Regulation S-K.

In conducting its review of any proposed related person transaction, the Governance and Nominating Committee will consider all of the relevant facts and circumstances available to the Governance and Nominating Committee, including but not limited to (a) the benefits to Qorvo; (b) the impact on a director's independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a partner, stockholder or executive officer; (c) the availability of other sources for comparable products or services; (d) the terms of the proposed related person transaction; and (e) the terms available to unrelated third parties or to employees generally in an arms-length negotiation. No member of the Governance and Nominating Committee will participate in any review, consideration or approval of any related person transaction with respect to which such member or any of his or her immediate family members is the related person.

The Governance and Nominating Committee may, from time to time as it determines in its discretion to be appropriate, review periodically any previously approved or ratified related person transaction to determine if it is in the best interests of us and our stockholders to continue, modify or terminate such related person transaction.

We did not engage in any related person transactions during the year ended March 30, 2019.

PROPOSALS FOR 2020 ANNUAL MEETING

Pursuant to SEC Rule 14a-8, under certain conditions, stockholders may request that we include a proposal in our proxy materials for a forthcoming meeting of Qorvo stockholders. Any stockholder desiring to include a proposal in our proxy materials pursuant to Rule 14a-8 must ensure that we receive the proposal at our principal executive office in Greensboro, North Carolina by February 26, 2020 in order for the proposal to be eligible for inclusion in our proxy statement and proxy card relating to our 2020 annual meeting of stockholders.

If a stockholder desires to propose any business from the floor during the meeting (other than pursuant to Rule 14a-8 or our proxy access bylaw provisions), our bylaws provide that the stockholder must deliver or mail timely advance written notice of such business to our principal executive office. Under our bylaws, to be timely, such stockholder's notice generally must be delivered to our Secretary not later than the close of business on the 90th day before the first anniversary of the date of the preceding year's annual meeting and not earlier than the close of business on the 120th day prior to such anniversary. In the event that the date of the annual meeting is more than 30 days before or more than 60 days after the first anniversary date of the preceding year's annual meeting, then notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the 90th day prior to the annual meeting, or by the 10th day following the notice date for such meeting if the first public announcement of the date of the annual meeting is less than 100 days prior to the date of such annual meeting.

If a stockholder desires to propose a director candidate for nomination to the Board of Directors pursuant to our proxy access bylaw provisions, our bylaws provide that the stockholder must deliver or mail timely advance written notice of such nomination to our principal executive office. Under our bylaws, to be timely, such stockholder's notice generally must be delivered to our Secretary not later than the close of business on the 120th day before the first anniversary of the date the definitive proxy statement was first sent to stockholders in connection with the preceding year's annual meeting and not earlier than the close of business on the 150th day before such anniversary. In the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary of the preceding year's annual meeting, or if no annual meeting was held in the preceding year, then notice by the stockholder must be delivered not earlier than the close of business on the 150th day prior to such annual meeting and not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

Each item of business proposed by a stockholder, including director nominations, must be made in accordance with our bylaws, our Corporate Governance Guidelines and any other applicable law, rule or regulation. In addition, any notice of a proposed director candidate must also comply with our bylaws, including the criteria set forth under "Procedures for Director Nominations" on page 11 of this proxy statement. If written notice is not given in accordance with these requirements, the proposal or nomination will be considered deficient or untimely, as applicable, and Qorvo may exclude such business from consideration at the meeting.

If the proposal or proposed director candidate is permitted to be considered at the meeting, the proxies appointed pursuant to the proxy card will have discretionary authority to vote for or against the matter even if the proposal or proposed director candidate was not discussed in the proxy statement. Assuming that the date of our annual meeting of stockholders is not advanced or delayed in the manner described above:

- Appropriate notice of a proposal or proposed director candidate (other than pursuant to Rule 14a-8 or our proxy access bylaw provisions) for the 2020 Annual Meeting would need to be delivered to our principal executive office no earlier than April 8, 2020 and no later than May 8, 2020 to be considered timely.

- Appropriate notice of a proposed director candidate pursuant to the proxy access provisions of our bylaws for the 2020 Annual Meeting would need to be delivered to our principal executive office no earlier than January 27, 2020 and no later than February 26, 2020.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

Some banks, brokers or other nominee record holders may be participating in the practice of "householding" annual reports, proxy statements and Notices of Internet Availability of Proxy Materials. This means that only one copy of our annual report, proxy statement or Notice of Internet Availability of Proxy Materials, as applicable, may have been sent to multiple stockholders in the same household. We will promptly deliver a separate copy of our annual report, proxy statement or Notice of Internet Availability of Proxy Materials, as applicable, to any stockholder upon request submitted in writing to Qorvo at the following address: Qorvo, Inc., 7628 Thorndike Road, Greensboro, North Carolina 27409-9421, Attention: Investor Relations Department, or by calling (336) 664-1233. Any stockholder who wants to receive separate copies of our annual report, proxy statement or Notice of Internet Availability of Proxy Materials in the future, or who is currently receiving multiple copies and would like to receive only one copy for his or her household, should contact his or her bank, broker or other nominee record holder, or contact Qorvo at the above address and telephone number.

FINANCIAL INFORMATION

Our annual report for the fiscal year ended March 30, 2019 is enclosed. Upon written request, we will provide without charge to any stockholder of record or beneficial owner of common stock a separate copy of our Annual Report on Form 10-K for the fiscal year ended March 30, 2019, including financial statements, filed with the SEC. Any such request should be directed to Doug Delieto, our Vice President of Investor Relations, at 7628 Thorndike Road, Greensboro, North Carolina 27409-9421. We will furnish any exhibit to our Annual Report on Form 10-K upon receipt of payment for our reasonable expenses in furnishing such exhibit.

OTHER BUSINESS

As of the date of this proxy statement, the Board knows of no other matter to come before the 2019 annual meeting. However, if any other matter requiring a vote of the stockholders arises, the persons named in the accompanying proxy will vote properly executed proxies in accordance with their best judgment.

By Order of the Board of Directors,



Jeffrey C. Howland
Secretary

Dated: June 25, 2019



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7628 Thorndike Road | Greensboro, NC 27409
www.qorvo.com

